

# Citizens Financial Corporation



CNFL



**2002**
**Annual Report**

# 2002 ANNUAL REPORT

## Corporate Profile

CITIZENS FINANCIAL CORPORATION is a $148 million asset financial services company based in Louisville, Kentucky. Citizens Financial is organized as an insurance holding company and operates through its principal subsidiaries - Citizens Security Life Insurance Company and United Liberty Life Insurance Company. Citizens Security and United Liberty engage in the business of life insurance, annuities, and accident and health insurance. They are currently licensed to sell products in the District of Columbia and 29 states, primarily in the Southeast, Midwest, and Mid-Atlantic United States. The Company's two most significant products are individual whole life insurance (Home Service, Broker, and Preneed) and group dental insurance. These products are offered through approximately 3,500 sales representatives, all of whom are independent agents. The Company also owns Citizens Insurance Company, which is licensed as a property and casualty insurer in six states. Citizens Security and United Liberty are collectively referred to herein as the "Life Insurance Subsidiaries" and including Citizens Insurance, as the "Insurance Subsidiaries". CNFL is the NASDAQ trading symbol for the Company's common stock.

## Table of Contents



This report contains projections and other forward-looking statements regarding future events or the future financial performance of the Company. Actual events and results may differ materially from those in the projections and other forward-looking statements set forth herein. Among the important factors that could cause actual events or results to differ materially from those in the projections and other forward-looking statements are: changes in the market value of the Company's investments, including stock market performance and interest rate changes; customer response to marketing efforts; mortality and morbidity trends; regulatory changes; actions of independent rating agencies; general economic conditions and increased competition; the Company's ability to achieve operating efficiencies; unanticipated adverse litigation; and changes in Federal tax law. Readers are referred to the Company Report on Financial Statements on page 15 of this Annual Report and to the Company's filings with the Securities and Exchange Commission, including forms 10K and 10Q, for a discussion of these and other important risk factors concerning the Company and its operations.

| | | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| OPERATIONS | Revenue - Segments | $ 44,572,186 | $ 35,274,748 | $ 30,113,733 |
| | Revenue - Realized Gains (Losses) | $ (2,469,768) | $ (7,911,829) | $ 1,180,879 |
| | Profit (Loss) - Segments | $ (553,577) | $ 460,427 | $ 36,383 |
| | Realized Gains (Losses) | $ (2,469,768) | $ (7,911,829) | $ 1,180,879 |
| | Interest Expense | $ 305,715 | $ 532,962 | $ 769,132 |
| | Income Tax Expense (Benefit) | $ (757,000) | $ (2,090,000) | $ 210,000 |
| | SFAS 133 - Cumulative Effect | $ – | $ (311,211) | $ – |
| | Net Income (Loss) | $ (2,572,060) | $ (6,205,575) | $ 238,130 |
| FINANCIAL POSITION *(end of year)* | Assets | $ 148,441,532 | $ 136,597,083 | $ 135,538,006 |
| | Debt | $ 7,779,168 | $ 7,095,834 | $ 8,000,000 |
| | Shareholders' Equity | $ 17,757,632 | $ 20,002,483 | $ 23,274,109 |
| | Market Capitalization | $ 8,434,140 | $ 14,163,724 | $ 20,659,026 |
| PER SHARE | Net Income (Loss) - before SFAS 133 - Cumulative Effect | $ (1.50) | $ (3.39) | $ 0.14 |
| | Net Income (Loss) | $ (1.50) | $ (3.57) | $ 0.14 |
| | Book Value - *(end of year)* | $ 10.53 | $ 11.65 | $ 13.24 |
| | Market Price - *(end of year)* | $ 5.00 | $ 8.25 | $ 11.75 |

## PREMIUM INCOME


$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
1998
1999
2000
2001
2002

"Premium income increased 34% for 2002 compared to 2001."

To Our Shareholders:

The Company recorded a net loss applicable to common stock of $2,572,000 in 2002, compared to a net loss of $6,206,000 for 2001. Shareholders' equity was $17,758,000 as of year-end 2002 compared to $20,002,000 as of December 31, 2001.

Weak equity markets during 2002 and historically low earned interest rates continued to adversely affect the Company's total return strategy. During the past ten years the Company achieved a compound annual growth rate in shareholders' equity of 7.5%.

Net realized investment losses were $2,470,000 for 2002 compared to a loss of $7,912,000 for 2001. Additionally the Company had a pre-tax loss from operations of $859,000 in 2002 compared to a pre-tax operating loss of $73,000 in 2001. The unfavorable operating results were due to an increase in losses attributed to our Preneed segment offset to an extent by decreased interest expense in 2002 compared to 2001. Preneed Life, our newest segment, had recently achieved sufficient sales in 2001 to absorb the expenses necessary to participate in this market. However in 2002 decreased earned interest rates had a significant adverse effect on this interest sensitive product.

Premium income increased 34% for 2002 compared to 2001. All segments except Broker Life and Other Health had increased premium. Preneed premium income grew 114%, Home Service and Dental premium income grew 2.5% and 2.4%, respectively, while other segments experienced minor decreases. We anticipate lesser growth in Preneed during 2003; continued growth of 2% to 4% in Home Service; growth of 3% to 5% in Dental; and minor growth to possible declines in Broker Life.

As previously stated, the current low interest rate environment had a negative impact on the Company's product profitability. To offset this the Company has lowered its overall commissioning structure on its Preneed products, increased the premium rates on its Home Service products and strengthened underwriting in its Broker Life products. Additionally management is currently reviewing Broker Life premium and commission scales with the expectation of modifying them by the end of 2003. These product modifications are designed to enhance the profitability of future sales in today's interest rate environment. However, the return of more stable equity markets and higher earned interest yields are needed to provide a basis for the profitability of our life insurance contracts in existence as of December 31, 2002.

In addition to the above the Company is currently developing a new strategic plan. The Plan's purpose is to: focus marketing efforts, identify technology to enhance marketing and cost efficiencies, review the corporate structure to enhance performance, provide for future succession in management and to set time lines for implementing the above. Management believes the product modifications and adherence to the strategic plan will greatly facilitate the company's return to operating profitability.

You will find detailed discussion of the Company's insurance operations, asset quality, capital adequacy, debt, liquidity and factors affecting future performance under "Management's Discussion and Analysis" in this Annual Report.

The 2003 Annual Shareholder's Meeting will be held at the Company's corporate office, The Marketplace, Suite 300, 12910 Shelbyville Road, Louisville, Kentucky on Thursday, May 22, 2003 at 4:00 p.m. Eastern Daylight Time. We encourage you to attend but, if you cannot attend, it is most important that you complete and return your proxy.

Darrell R. Wells



President and
Chairman of the Board



## LIFE INSURANCE SEGMENTS

| | |
|---|---|
| Premium: | $ 28,949,000 |
| Revenue: [1] | $ 34,930,000 |
| Profit (Loss): [2] | $ (660,000) |
| Assets: | $ 145,835,000 |


Portion of 2002 Life Premium
Broker
13%
Home Service
25%
Preneed
62%

## PRENEED LIFE



Whole life single premium, multi-pay and graded benefit life policies are offered for funeral and estate planning. Working in conjunction with funeral professionals, the Company's Advance Planning program ("Expressions") assures that funeral arrangements, decisions and financing are responsibly completed. Preplanning relieves family and friends of unnecessary decisions during an emotional moment. It ensures that final wishes will be carried out calmly. It is truly an *expression* of care and love.

## HOME SERVICE LIFE



Whole life individual and family plans, accidental death benefits, and term coverage are offered for family protection and final expense needs. Our general agents continually strive to provide personal service to our clients and are well qualified to assist individuals with valuable life insurance coverage for growing families as well as for those individuals wanting final expense coverage.

## BROKER LIFE



Simplified issue, graded death benefit life, universal life, annuities and group life products are offered for final expense protection, senior's market coverage, income protection, retirement planning, and employer group benefits. Our Simplified Protection Plan (level death benefit) makes it easy to provide peace of mind for tomorrow, especially for those who think age or health problems make it difficult to obtain valuable life insurance protection. Our Simplified Issue plan requires no medical exam, no attending physician's statement, and no blood test. In addition, our Practically Guaranteed Issue (Graded Death Benefit) plan requires only one health question.

## ACCIDENT AND HEALTH INSURANCE SEGMENTS

| | | |
|---|---|---|
| Premium: | $ | 9,530,000 |
| Revenue: [1] | $ | 9,642,000 |
| Profit: [2] | $ | 106,000 |
| Assets: | $ | 2,607,000 |

Portion of 2002 A&H Premium


Other Health
14%
Dental
86%

## DENTAL



True group indemnity, voluntary group indemnity, and small group trust plans are offered to groups with 3 or more employees. A well designed dental plan sets a balance between good oral health of the employee and the plan buyer's "employee benefits" budget. The Company's Comprehensive Dental Plans meet this critical need by providing quality, comprehensive group dental coverage at a competitive price. The Comprehensive Dental Plan saves money in two important ways: first the plan emphasizes preventive dental care, which helps avoid costly dental problems, and second: the Plan provides coverage for corrective dental care needs, including fillings, crowns, bridges and oral surgery. Our indemnity plans, which are based on usual and customary charges, provide for free choice of dentists, no deductible for diagnostic and preventive care, and coverage of basic care, major restorative, and orthodontic procedures.

## OTHER HEALTH



Disability income (individual and group), hospital indemnity insurance, employee accident benefits, and cancer coverages are offered for income protection and dread disease protection. Our Protection Plus disability plans provide protection for your most valuable asset – your ability to earn a living and support your family. Our Cancer Security plan provides protection against the expenses for hospital confinement, surgery, private and home nursing, chemotherapy, radiation therapy, and immunotherapy, along with experimental drug treatments and much more.

## TOTAL COMPANY:

| | |
|---|---|
| Premium | $ 38,479,000 |
| Investment and Other Income | 6,093,000 |
| Segment Revenue[1] | 44,572,000 |
| Realized Investment Losses | (2,470,000) |
| Revenue Total | $ 42,102,000 |

| | |
|---|---|
| Segment Loss[2] | $ (554,000) |
| Realized Investment Losses | (2,470,000) |
| Interest Expense | 305,000 |
| Income Tax Benefit | (757,000) |
| Net Loss | $ (2,572,000) |

[1] Excluding realized investment losses.

[2] Excluding realized investment losses and interest expense.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's 2002 net loss was $2,572,000 compared a net loss of $6,206,000 in 2001 and net income of $238,000 in 2000. Comprehensive losses (which combine net losses and net unrealized gains and losses) were $2,105,000, $2,875,000, and $4,658,000 for 2002, 2001, and 2000, respectively. During 2002, the Company continued to be adversely affected by declining equity markets along with declining interest yields on its fixed income investment portfolio. The majority of the 2001 and 2000 declines in net income and the comprehensive losses were attributable to adverse securities markets during those years, including the effects of declines in the telecommunications and technology sectors, a general economic recession and terrorist events.

During 2002, the Company achieved a 34% or $9,735,000 increase in premiums. A 114% increase in the Preneed Life segment accounts for essentially all of the net increase, along with approximate 2.5% increases in the Home Service Life and Dental segments, partially offset by moderate reductions in Broker Life and Other Accident and Health. Pretax segment profit (loss), excluding realized investment gains and losses and interest expense, was ($554,000), $460,000 and $36,000 for 2002, 2001, and 2000 respectively. The decline in 2002 was primarily attributable to lower interest yields and adverse mortality, while the 2001 improvement was primarily attributable to increased Preneed Life production.

The Company repurchased 29,987, 41,400 and 9,000 shares of its common stock during 2002, 2001, and 2000 respectively, at average prices of $4.65, $9.58 and $11.58 per share, respectively.

The Company manages its operations in five business segments, Home Service Life, Broker Life, Preneed Life, Dental, and Other Health. Products in all five segments are sold through independent agency operations. Home Service Life consists primarily of traditional life insurance coverage sold in amounts of $10,000 and under to middle and lower income individuals. This distribution channel is characterized by a significant amount of agent contact with customers throughout the year. Broker Life product sales consist primarily of simplified issue and graded-benefit policies in amounts of $10,000 and under. Other products in the Broker Life segment which comprise a significant portion of existing business include group life, universal life, annuities and participating life coverages. Preneed Life products are sold to individuals in connection with prearrangement of their funeral and include single and multi-pay coverages, generally in amounts of $10,000 and less. These policies are generally sold to older individuals at increased premium rates. Dental products are term coverages generally sold to small and intermediate size employer groups. Other Health products include various accident and health coverages sold to individuals and employer groups. Profit or loss for each segment is reported on a pretax basis, without an allocation of realized investment gains or interest expense.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to investments, agent receivables, intangible assets, policy liabilities, income taxes, regulatory requirements, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following accounting policies, judgments and estimates, which have been discussed with the Audit Committee of the Board of Directors, critically impact preparation of its consolidated financial statements.

Investment in Debt and Equity Securities. The Company holds debt and equity interests in a variety of companies, many of which are seeking to exploit recent technology advancements. The majority of these are publicly traded and many have experienced volatile market prices. We periodically evaluate whether the declines in fair value of our investments are other-than-temporary. These evaluations involve significant judgment. Our evaluation consists of a review of qualitative and quantitative factors, including analysis of the company's competitive position in its markets, deterioration in the financial condition of the issuer, downgrades of the security by a rating agency, and other publicly available issuer-specific news or general market conditions. Declines in fair values of securities deemed to be other-than-temporary are included in net income as realized investment losses. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the current carrying value of the investments, thereby possibly requiring an impairment charge in the future.

Goodwill and Intangible Impairment. Assessing recoverability of the Company's goodwill and other intangibles (including deferred policy acquisition costs and value of insurance acquired) requires assumptions regarding estimated future cash flows and other factors (see Policy Liabilities below) to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. On January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and performed an evaluation for potential impairment. The Company concluded that no impairment adjustment was necessary for its goodwill or other intangible assets.

Policy Liabilities and Policy Intangible Assets. Establishing policy liabilities and related intangible assets, including deferred acquisition costs and the value of acquired insurance, for the Company's long-duration insurance contracts requires making many assumptions, including policyholder persistency, mortality rates, investment yields, discretionary benefit increases, new business pricing, and operating expense levels. The Company evaluates historical experience for these factors when assessing the need for changing current assumptions. However, since many of these factors are interdependent and subject to short-term volatility during the long-duration contract period, substantial estimates and judgment are required. Accordingly, if actual experience emerges differently from that assumed, material financial statement adjustments could be required.

Deferred Taxes. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. In assessing the need for the valuation allowance, the Company has considered ongoing prudent and feasible tax planning strategies but has not assumed future taxable income. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to deferred tax assets would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income in the period such determination was made.

Litigation. As further described in Note 12 of the Notes to Consolidated Financial Statements, United Liberty is party to an outstanding lawsuit concerning payment of policyholder dividends. The Company is currently unable to determine whether an unfavorable outcome of this action is likely, and no provision has been recorded for an unfavorable outcome. Accordingly, if an unfavorable outcome occurs, a financial statement adjustment would be required.

# ACQUISITIONS

## National Affiliated Investors Life

On July 7, 2000, the Company acquired, through an assumption reinsurance agreement, 100% of the inforce business of National Affiliated Investors Life Insurance Company ("NAIL") for a net cash purchase price of approximately $355,000 (the "NAIL Acquisition"). The acquisition was coordinated through the National Organization of Life and Health Guaranty Associations. The acquired business consists primarily of individual life insurance business with policy reserves and annual premium of approximately $3,500,000 and $300,000, respectively.

## Citizens Insurance Company

On October 14, 1999, the Company acquired 100% of the stock of Citizens Insurance (formerly Kentucky Insurance Company) from an unaffiliated insurance holding company (the "Citizens Insurance Acquisition"). Citizens Insurance is licensed as a property and casualty insurance company in six states and has approximately $3.6 million of statutory capital and surplus; however, it currently has no insurance operations. The aggregate purchase price for the Citizens Insurance Acquisition was approximately $3,550,000 (including net costs associated with the transaction of approximately $50,000)

## United Liberty Life Insurance Company

On May 12, 1998, the Company and Citizens Security acquired 100% of the common stock of United Liberty from an unaffiliated insurance holding company (the "United Acquisition"). The aggregate purchase price for the United Acquisition was approximately $7,076,000 (including net costs associated with the acquisition of approximately $445,000). In conjunction with the acquisition, the seller retained approximately $2,100,000 of United Liberty's real estate related and other assets, which were replaced with cash by Citizens Security.

# FINANCIAL POSITION

## Assets

At December 31, 2002, the Company's available-for-sale fixed maturities had a fair value of $103,953,815 and amortized cost of $101,161,174. The Company's fixed maturities portfolio increased approximately 33% during 2002 and 5% during 2001, on an amortized cost basis. These increases are primarily attributable to Preneed Life sales growth. Shown below is a distribution by rating category of the Company's fixed maturities portfolio as of December 31, 2002.

| Standard & Poor's Corporation Rating | Amortized Cost[1] | Fair Value[2] |
|---|---|---|
| Investment grade: | | |
| AAA to A- | $ 80,102,193 | $ 83,103,323 |
| BBB+ to BBB- | 15,852,485 | 16,054,042 |
| Total investment grade | 95,954,678 | 99,157,365 |
| Non-investment grade: | | |
| BB+ to BB- | 2,651,515 | 2,589,976 |
| B+ to B- | 1,431,094 | 1,282,473 |
| CCC+ to C | 658,941 | 461,650 |
| CI to not rated | 464,946 | 462,351 |
| Total non-investment grade | 5,206,496 | 4,796,450 |
| Total fixed maturities | $101,161,174 | $103,953,815 |

[1] Net of write-downs on bonds whose decline in value is believed to be other-than-temporary
[2] Fair values as of December 31, 2002 were obtained primarily from Interactive Data Corporation.

The Company believes it has a well diversified portfolio and has no plans to adjust its non-investment grade portfolio significantly, unless necessary to satisfy requirements of state regulators or rating agencies. The Company purchases non-investment grade bonds to obtain higher yields or convertible features and attempts to reduce credit risk by portfolio diversification. Non-investment grade securities comprised 5.1% and 6.7% of the fixed maturities portfolio, on an amortized cost basis at December 31, 2002 and 2001, respectively. During 2002, the Company recognized approximately $501,000 of impairment losses on fixed maturities, with the majority of these related to the airline and telecommunication industries. The Company is monitoring its fixed maturity portfolio and, although it has no specific projections, if the overall economy does not improve, additional impairments could occur during 2003.

Shown below are the Company's four largest holdings in non-investment grade bonds by a single issuer as of December 31, 2002.

| December 31, 2002 | Non-Investment Grade | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Largest | $ 507,176 | $ 525,000 |
| Second largest | 449,643 | 267,486 |
| Third largest | 408,411 | 390,000 |
| Fourth largest | 387,727 | 385,084 |
| Total | $1,752,957 | $1,567,570 |

The Company had no guarantee or other type of enhancement associated with the issuers represented above.

During 2002, the Company's investment in equity securities increased $53,000 on a cost basis and decreased $355,000 on a fair value basis, after decreasing $6,622,000 and $4,461,000 on a cost and fair value basis, respectively, during 2001. As of December 31, 2002 and 2001, there were $653,000 and $1,062,000 respectively, of unrealized gains on equity securities, compared to $1,099,000 of unrealized losses at December 31, 2000.

The Company reviews its marketable investments each quarter to determine if there have been declines in their value that in management's opinion are other-than-temporary. These reviews can involve qualitative and quantitative information relating to an individual company or industry and general factors impacting the economy. However, due to wide market fluctuations occurring during the past two years, determining whether declines are temporary has become much more complex and judgmental. These reviews resulted in the recognition of impairment losses on equity securities totaling $754,000 during 2002 ($141,000, $315,000, $250,000 and $48,000 for the first through fourth quarters, respectively). In addition, $501,000 of impairment losses were recognized on fixed maturities during 2002 ($133,000, $88,000, and $280,000 during the second, third, and fourth quarters, respectively). During 2002, equity securities were sold which contained impairment writedowns of $1,531,000.

Citizens Security owns the building in which the Company and its subsidiaries maintain their home offices. They occupy approximately 31% of the building with the balance leased to third-party tenants. Market conditions for this property are generally favorable. An updated appraisal obtained during 2002 indicates the market value of the property is approximately $2,500,000 higher than its carrying value.

At December 31, 2002 the Company has recorded $756,000 of goodwill and $13,533,000 of other intangible assets for deferred policy acquisition costs and value of insurance acquired. As noted in the above discussion of critical accounting policies and estimates, these intangibles, and the recorded value of policy liabilities, are based on many assumptions that require substantial estimates and judgment. In connection with adoption of SFAS No. 142, the Company reassessed the assumptions supporting these values. Although no impairment was considered necessary, a continued historically low interest rate environment could require adjustment of these recorded values.

## Liabilities

A comparison of total policy liabilities as of December 31, 2002, 2001 and 2000 is shown below. Approximately 87% of the 2002 total consists of insurance policy benefit reserves while policyholder deposit liabilities represent 13% of the total.

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Home Service Life | $ 33,970,723 | $ 32,609,959 | $ 31,543,557 |
| Broker Life | 45,054,589 | 44,414,974 | 44,631,499 |
| Preneed Life | 38,971,203 | 27,512,646 | 23,094,830 |
| Dental | 524,249 | 565,119 | 610,111 |
| Other Health | 2,194,869 | 2,137,079 | 2,143,247 |
| Total | $120,715,633 | $107,239,777 | $102,023,244 |

Home Service Life sales have been favorable in recent years, with net growth in policy liabilities of 4.2% and 3.4% in 2002 and 2001, respectively, through a combination of attracting new producers and continuing to focus on meeting the needs of existing customers and agents. The Broker Life segment's 2002 policy liability net increase of $640,000 resulted primarily from normal aging of existing reserves. A significant portion of the $217,000 decrease in Broker Life policy liabilities during 2001 relates to expiration of a withdrawal waiting period for the NAIL business acquired during 2000. During 2002 and 2001, the Company increased Preneed Life production through arrangements with several third party marketing groups and its internal marketing organization, with significant growth occurring in Ohio, Pennsylvania, Kentucky, Indiana, and North Carolina. A significant portion of this growth consists of single premium policies whereby individuals are fully funding their funeral costs. Due to the lower interest rate environment, the Company has reduced the rate of annual increases in benefit amounts and is in the process of reducing some agent commission schedules. Accordingly, depending on competitor responses, future business growth could be adversely impacted. The Company's Dental products are annual term coverages; accordingly, policy liabilities for this segment are not significant. The Other Health segment business is not a significant marketing focus.

Shown below is a progression of the Company's policyholder deposit activity for the year ended December 31, 2002.

| Year Ended December 31, 2002 | Total | Annuity & Other | Universal Life |
|---|---|---|---|
| Beginning Balance | $15,917,731 | $ 9,907,941 | $ 6,009,790 |
| Deposits | 741,863 | 168,084 | 573,779 |
| Withdrawals | (1,698,063) | (781,182) | (916,881) |
| Interest Credited | 781,762 | 510,239 | 271,523 |
| Ending Balance | $15,743,293 | $ 9,805,082 | $ 5,938,211 |

As indicated above, total policyholder deposits decreased by a net $174,000 during 2002. The Company is not devoting significant marketing effort towards Annuity, Universal Life and other deposit products and has elected not to aggressively compete in crediting excess interest on such products.

## CONSOLIDATED RESULTS AND ANALYSIS

### Premiums and Other Considerations

The following table details premiums and other considerations received during the past three fiscal years.

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Home Service Life | $ 7,334,030 | $ 7,152,242 | $ 6,906,473 |
| Broker Life | 3,621,053 | 3,812,841 | 3,664,072 |
| Preneed Life | 17,993,645 | 8,397,911 | 3,982,948 |
| Dental | 8,182,483 | 7,988,620 | 7,892,356 |
| Other Health | 1,347,939 | 1,392,762 | 1,376,575 |
| Total | $ 38,479,150 | $ 28,744,376 | $ 23,822,424 |

Home Service Life premium increased 2.5% and 3.6% during 2002 and 2001, respectively. New sales levels continue to be favorable, at levels which more than exceed normal policy lapses. The Company continues to attract a number of successful, experienced Home Service agents without subsidizing inexperienced agents. In addition, the Company's program to automate and streamline agent field accounting continues to expand with favorable reaction among the agency force. During early 2003 the Company terminated a small Home Service marketing joint venture in two southern states with a much larger property and casualty insurance carrier. To mitigate effects of the lower interest rate environment, during the second quarter of 2003 the Company will be introducing premium rate increases on its Home Service products.

The 5% decrease in Broker Life premium during 2002 resulted from reduction of business provided by certain larger brokers during 2002 and continuing pressure from the overall economic slowdown on middle and lower-income consumers. The Company is evaluating opportunities for revising its product design and commission rates to counteract the softening in demand for its simplified issue and graded benefit life policies. The 4.1% Broker Life premium increase during 2001 is primarily attributable to receiving a full year of premium on the NAIL business compared to receiving six months of additional premium during 2000.

The 114% increase in Preneed Life premium during 2002 and the 111% increase during 2001 resulted from intensified marketing efforts aimed at defining the Company as a committed participant in this market, successfully negotiating competitive third-party marketing agreements, implementing various product enhancements, and positive referrals from customers who comment favorably on the Company's organization and customer service. However, as described above, in early 2003, the Company modified certain policy benefits and commissions which may reduce future premium production.

The 2.4% growth in Dental premium during 2002 resulted primarily from normal inflationary increases, while the 1.2% growth during 2001 was impacted by loss of a large group case. During the past two years, new business production has become increasingly competitive as larger providers expand their marketing initiatives. However, the Company has historically maintained strong customer and agent loyalty by continuing to improve customer service, including sales and administrative support functions.

The Company has not been actively marketing Other Health coverages for several years. However, in response to agent requests, certain cancer and disability protection products have been updated and promoted. Pricing, underwriting, and claims experience on these products are closely monitored.

## Investments

The Company monitors its available-for-sale fixed maturities and equity securities to assure they are strategically positioned within the current market environment. This practice has historically resulted in holding significant equity security positions, which tend to dampen current income yields in favor of an overall total return focus. The Company's equity securities comprised 6.5% and 8.6% of its total investment portfolios at December 31, 2002 and 2001, respectively. The Company's investment income yields were 4.8%, 5.6%, and 4.9% for 2002, 2001, and 2000, respectively. The 2002 yield decline resulted primarily from substantially lower interest rates on new investments and the Company's 33% net addition to its fixed maturity portfolio during the year, much of which is attributable to additional Preneed Life business. The 2001 yield increase resulted primarily from carrying significantly lower levels of equity securities and higher levels of fixed maturity investments. Although the Company's total return on investments has historically been very favorable, returns for the past three years have been severely impacted by declines in the telecommunications and technology sectors, a general economic recession and the effect of terrorist events on the securities markets. As detailed below, net realized and unrealized investment losses totaled approximately $(11,953,000) for the three years ended December 31, 2002, while net realized and unrealized gains totaled approximately $14,200,000 for the two years ended December 31, 1999. The Company does not anticipate continued severe deterioration in the securities markets, although some additional losses on fixed income securities may occur if the overall economic slowdown continues. At December 31, 2002, the Company's investment portfolios are somewhat more conservatively positioned compared to prior years, and they contain a net unrealized gain outstanding of $3,446,000. Below is an approximate calculation of investment income yields and total return rates for the five years ending December 31, 2002.

| Year Ended December 31 | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Investment Income | $ 5,665,596 | $ 6,274,143 | $ 5,993,362 | $ 5,885,312 | $ 5,190,322 |
| Gains and Losses: | | | | | |
| Fixed Maturities: | | | | | |
| Realized gains (losses) | (228,710) | (1,260,092) | 1,061,089 | 243,949 | 827,204 |
| Unrealized gains (losses) | 1,130,402 | 2,303,205 | (1,655,112) | (1,804,929) | 1,158,586 |
| Net Fixed Maturities | 901,692 | 1,043,113 | (594,023) | (1,560,980) | 1,985,790 |
| Equity Securities: | | | | | |
| Realized gains (losses) | (2,241,058) | (7,123,269) | 119,790 | 9,131,390 | 2,848,285 |
| Unrealized gains (losses) | (408,399) | 2,160,985 | (5,812,184) | 2,238,293 | (454,225) |
| Net Equity Securities | (2,649,457) | (4,962,284) | (5,692,394) | 11,369,683 | 2,394,060 |
| Total Gains and Losses | (1,747,765) | (3,919,171) | (6,286,417) | 9,808,703 | 4,379,850 |
| Total Return | $ 3,917,831 | $ 2,354,972 | $ (293,055) | $ 15,694,015 | $ 9,570,172 |
| Average Cash and Investments | $117,460,000 | $112,980,000 | $121,810,000 | $115,050,000 | $ 98,436,000 |
| Yield -- Income | 4.8% | 5.6% | 4.9% | 5.1% | 5.3% |
| Yield -- Total Return | 3.3% | 2.1% | (0.2)% | 13.6% | 9.7% |

## Segment Earnings

The 2002 loss before income tax and the cumulative effect of a change in accounting principle was $3,329,000 compared to a loss of $7,984,000 in 2001 and income of $448,000 in 2000. Pretax profit (loss) is shown below for the Company's five business segments, along with total realized investment gains and interest expense.

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Home Service Life | $ 275,809 | $ 382,723 | $ 200,479 |
| Broker Life | (265,488) | 74,960 | 299,777 |
| Preneed Life | (670,349) | (264,488) | (827,265) |
| Dental | 297,740 | 256,385 | 331,206 |
| Other Health | (191,289) | 10,847 | 32,186 |
| Segment Profit (Loss) | (553,577) | 460,427 | 36,383 |
| Net realized investment gains (losses) | (2,469,768) | (7,911,829) | 1,180,879 |
| Interest expense | 305,715 | 532,962 | 769,132 |
| Income (Loss) before income tax and cumulative effect of a change in accounting principle | $ (3,329,060) | $ (7,984,364) | $ 448,130 |

During 2002, the Company's investment income yield declined approximately 73 basis points. Accordingly, since the Company allocates investment income to each business segment based on average net policy reserves, each of the three life insurance segments were adversely impacted by investment yields during 2002. In addition, the 2002 Home Service Life profit was adversely impacted by increased mortality, partially offset by lower expenses, while 2001 profit benefited from sales growth and improved mortality results. The 2002 Broker Life earnings decrease resulted primarily from the lower investment yield while the 2001 decrease resulted primarily from increased mortality and expenses. The 2002 Preneed Life loss resulted from lower investment yields, unfavorable mortality, and increased expenses. During 2002, the Company accepted a significant amount of single-premium business, which generally has higher than average mortality rates. In addition, significant management and marketing resources were devoted to this business. To improve profitability, annual benefit growth rates were reduced twice during 2002, and in early 2003, certain commission rates were reduced and agent contracts revised to encourage production of the more profitable multi-pay products. The 2001 Preneed Life loss improved approximately $563,000 from the prior year while premium increased approximately 111%. This volume growth leveraged fixed costs and improved per-policy profitability. Although the Company is optimistic about improving profitability in this highly competitive market, if adverse profitability trends continue, several options are available. These options, including further lowering discretionary annual benefit increases and adjusting premiums and commissions on new business, could further adversely impact the Company's ability to compete for new business.

Information regarding Dental profitability is included below. The "contribution margin" shown below is a direct margin without allocable investment income and general expense.

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Premium | $ 8,182,483 | $ 7,988,620 | $ 7,892,356 |
| Claims and Reserves | $ 5,634,940 | $ 5,551,624 | $ 5,369,742 |
| Contribution Margin | $ 1,560,208 | $ 1,465,017 | $ 1,516,948 |
| Claim Ratio | 68.9% | 69.5% | 68.0% |

The overall Dental contribution margin increased slightly during 2002 due to improved claim levels. The 2001 contribution margin decrease resulted from somewhat higher claims. Also, beginning in 2001 the Company began encountering more competition as additional insurers are expanding in the Dental market and Dental providers are continuing to provide higher levels of care to patients. The Company is continuing its ongoing efforts to maintain profitability in this line by reconfiguring products to provide adequate margins for the various dental procedures, utilizing a third-party company to provide expert assistance with ongoing adjudication of claims, and continuing its program of aggressive renewal underwriting and re-rating. The Company has not devoted significant marketing effort towards its Other Health products in recent years. However, during 2002, a significant increase in disability claims occurred, with a concentration in New Jersey. The Company has strengthened underwriting practices in this area and has taken steps towards filing for a rate increase on its disability products. In addition, during 2001 the Company implemented significant rate increases on certain older blocks of Other Health business.

## Income Taxes

Historically, the Company has experienced a relatively low effective income tax rate, due primarily to the small life insurance company deduction. The effective rate was approximately 23% and 26% in 2002 and 2001, respectively. The effective rate was much higher in 2000, due to state and local income taxes on the parent company's investment gains along with an increased valuation allowance on deferred tax assets.

The small life insurance company deduction allows the Life Insurance Subsidiaries to reduce their taxable income by 60% before computing their current provisions for regular or alternative minimum tax. However, for purposes of computing deferred income tax liabilities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", the Company is precluded from assuming the small life insurance company deduction will be available in the future. Accordingly, by disallowing this deduction, SFAS No. 109 significantly increases the deferred taxes on the Life Insurance Subsidiaries' temporary differences. Thus, when a significant increase or decrease occurs in the Company's net temporary differences, the related deferred tax is computed using the 34% federal tax rate, whereas tax may actually be paid on these net liabilities (when realized) at a rate potentially as low as 17% (the alternative minimum tax rate after application of the allowable small life insurance company deduction). The Company's gross deferred federal income tax liabilities and assets are more fully discussed in Note 7 of the Notes to Consolidated Financial Statements. All deferred tax assets of the Company are realizable by offset against existing deferred tax liabilities or by carryback to recapture prior years' taxes paid on operating income and capital gains. The deferred tax assets are offset, to some extent, by valuation allowances related to the Company and to the Life Insurance Subsidiaries. Due to the impact of the small life insurance company deduction, the Life Insurance Subsidiaries record a valuation allowance to reduce deferred tax assets (associated with temporary differences) to their expected benefit rate of approximately 17%, rather than 34%. The Company's valuation allowance is designed to reduce deferred tax assets to their estimated ultimate realization value.

## Statutory Insurance Information

For insurance regulatory and rating purposes, the Insurance Subsidiaries report on the basis of statutory accounting principles ("SAP"). As described in Note 8 of the Notes to Consolidated Financial Statements, effective January 1, 2001 portions of SAP were revised by a process called "Codification". In recent years, various state insurance departments and the NAIC have expressed concern, essentially about the "rate of return" earned by holders of small face amount life policies, potentially including Preneed policies. Although the Company does not believe calculating a simple "rate of return" or premium "payback" measure is meaningful for traditional life insurance products, certain state insurance regulators are considering actions that could alter the profitability of existing contracts or eliminate small face amount policies as a viable product offering. During 2002, A.M. Best Company ("Best") affirmed Citizens Security's B- rating. This rating was previously lowered from a B in 2001. United Liberty's rating has remained at B- by Best since it was acquired in 1998, and Citizens Insurance, due to its lack of insurance operations, is not rated.

During December 2002, Citizens Financial strengthened the statutory capital position of Citizens Security by acquiring $2,000,000 of Citizens Security redeemable preferred stock. During January 2001, Citizens Financial contributed 100% of the capital stock of Citizens Insurance to Citizens Security. The statutory value of this contribution was $3,540,555. Citizens Security has reported its investments in United Liberty and Citizens Insurance on the equity method of accounting, since their acquisition in 1998 and 2001, respectively. However, beginning in 2001, Codification changed the statutory equity method of accounting to preclude a parent insurer from recording as income, its share of undistributed subsidiary earnings. Accordingly, Citizens Security's net income includes United Liberty's net earnings of $404,553, $234,853, and $289,489, in 1998, 1999, and 2000, respectively. For 2001 and 2002, Citizens Security reported as income the $292,000 and $214,000 respectively, of dividend distributions which it received from United Liberty. At December 31, 2002, Citizens Security reported its investments in United Liberty and Citizens Insurance at their statutory equity values of $2,159,092 and $3,783,528, respectively. To provide a more detailed understanding of Citizens Security's operations, shown below are SAP basis net income, net operating income, statutory capital and surplus, asset reserves, and capital ratios for Citizens Security for the five years ended December 31, 2002.

| Year Ended December 31 | Net Income (Loss) | Net Operating Income (Loss) | Statutory Capital and Surplus | Asset Valuation Reserves[1] | Capital Ratio[2] |
|---|---|---|---|---|---|
| 2002 | $(1,184,496) | $ (64,815) | $ 9,903,639 | $ 862,732 | 11.6% |
| 2001 | $(3,497,701) | $ 361,863 | $ 9,687,289 | $ 978,418 | 13.6% |
| 2000 | $ 1,868,575 | $ 715,250 | $ 8,315,902 | $ 1,589,735 | 13.7% |
| 1999 | $ 4,945,708 | $ 568,436 | $ 12,942,331 | $ 4,335,111 | 22.4% |
| 1998 | $ 3,662,188 | $ 1,105,631 | $ 11,227,528 | $ 3,606,655 | 20.5% |

[1] Asset Valuation Reserves are statutory liabilities that act as contingency reserves in the event of extraordinary losses on invested assets and as a buffer for policyholders' surplus to reduce the impact of realized and unrealized investment losses. The 1998 through 2002 amounts also include United Liberty's reserves.

[2] Represents Statutory Capital and Surplus plus Asset Valuation Reserves divided by invested assets plus cash.

During 2002, statutory capital and surplus and asset valuation reserves increased approximately $101,000. This increase resulted primarily from the $2,000,000 issuance of preferred stock described above, net of the $1,184,000 net loss for the year and $950,000 of unrealized losses. During 2001, statutory capital and surplus and asset valuation reserves increased approximately $760,000. This increase resulted primarily from the Citizens Insurance capital contribution noted above, plus $1,082,000 of unrealized gains offsetting the $3,498,000 net loss and a $572,000 increase in nonadmitted assets. During 2000, statutory capital and surplus and asset reserves decreased by approximately $7,413,000. This decrease resulted primarily from $1,869,000 of statutory net income offset by $7,875,000 of unrealized losses and a $1,200,000 redemption of Citizens Security's preferred capital stock. During 1999, statutory capital and surplus and asset reserves increased by approximately $2,443,000. This increase resulted primarily from $4,946,000 of statutory net income offset by a $1,200,000 redemption of preferred capital stock, and a $1,000,000 shareholder dividend paid. During 1998, statutory capital and surplus and asset reserves increased by approximately $2,454,000. This increase resulted primarily from $3,662,000 of statutory net income offset by a $1,500,000 redemption of preferred capital stock, along with unrealized investment gains.

In addition to the statutory totals shown above, Citizens Insurance generated statutory net income of approximately $63,000, $76,000, and $93,000 during, 2002, 2001, and 2000, respectively without remitting any dividends to its parent.

Statutory capital and surplus, specifically the component called surplus, is used to fund the expansion of an insurance company's first year individual life and accident and health sales. The first year commission and underwriting expenses on such sales will normally consume a very high percentage of, if not exceed, first year premiums. Accordingly, a statutory loss (surplus strain) often occurs on these sales during the first policy year. Historically, the Company's level of life insurance sales has not significantly impacted statutory surplus. However, as multi-pay Preneed Life sales increase, the Company anticipates that surplus strain will dampen statutory earnings.

## Cash Flow, Liquidity and Market Risk

Due to losses during the past three years and the adverse impact of the low interest rate environment on operating results, during 2002 the Company borrowed $2,000,000 from its Chairman to strengthen the statutory capital position of its principal insurance subsidiary. The Company also has $5,779,168 of commercial bank debt outstanding, with scheduled repayments due through 2007. During 2002, the Company did not comply with a loan covenant (debt to earnings ratio) on this debt and received a waiver of such violation through December 31, 2002. However, since the Company is not assured of meeting this covenant throughout 2003, the full balance of $5,779,168 can be considered payable within one year. Although the Company does not expect the full balance to be called during 2003, it believes such an obligation could be met through a refinancing arrangement or sale of selected assets or a block of insurance business. Regarding the currently scheduled debt repayments, the Company believes its available funds will be adequate to service 2003 debt obligations and, with other available assets, will probably be adequate to service debt obligations through 2004. In addition, the Company's Chairman has expressed potential willingness to loan the Company an additional $3,000,000 if necessary, which could service debt obligations through the majority of 2006. Additional information regarding debt obligations is included in Note 5 of the Notes to Consolidated Financial Statements.

The Company is completing a strategic review of its products and operations. A key element of this initiative is mitigating the significant losses incurred on the Preneed Life business segment and strengthening profitability in the Broker Life and Home Service Life segments.

The Company generated approximately $16,554,000 and $6,394,000 of cash flow from operations during 2002 and 2001, respectively, while using $467,000 of cash from operations in 2000. The 2002 and 2001 increases are principally attributable to growth of Preneed Life premium collections. The 2000 decrease is principally attributable to Federal income tax deposits required early in the year.

Cash used by investment activities of $27,877,000 and $5,555,000 during 2002 and 2001 respectively, relates primarily to investing additional Preneed Life premiums in fixed maturity securities, although the 2002 total also includes investing $11,734,000 of cash and short term balances outstanding at December 31, 2001. Cash provided by investment activities during 2000 of $4,488,000 resulted primarily from a reduction in equity portfolio positions and net cash received from acquisition of the NAIL business, partially offset by additional property and equipment expenditures, including a fractional aircraft ownership share. The $412,000 of cash used by financing activities during 2002 includes $1,317,000 of debt repayments and $956,000 of net withdrawals of policyholder deposits, partially offset by additional borrowings of $2,000,000. Cash used by financing activities during 2001 includes net withdrawals of policyholder deposits of approximately $1,200,000, debt repayments of $904,000 and common stock repurchases of $396,000. Cash used by financing activities during 2000 includes net withdrawals of policyholder deposits of approximately $1,920,000 and debt repayments of $500,000. The policyholder deposit withdrawals are principally due to the Company's decision not to aggressively compete in crediting higher interest returns on such funds.

The Company is subject to various market risks. However, the most significant such risks relate to fluctuations in prices of equity securities and interest rates. Although the Company experienced negative total returns on its equity portfolio during the past three years, historically these returns have been very favorable and the Company has successfully managed the risk of equity security price fluctuations over many years. As described above, the Company does not anticipate that investment markets will continue to deteriorate at the rate encountered during the past three years. The Company and its investment advisory firm, SMC Advisors, Inc., devote significant attention to the equity markets and reposition the Company's portfolio upon detection of adverse risk trends associated with individual securities or overall markets. SMC Advisors, Inc. also manages market risks associated with investments in option securities, as described in Note 3 of the Notes to Consolidated Financial Statements. The fair value of the Company's equity portfolio was approximately $7,762,000 and $8,117,000 at December 31, 2002 and 2001, respectively. Accordingly, a 10% decline in equity prices would have reduced the fair value of the Company's equity portfolio by $776,200 and $811,700 at December 31, 2002 and 2001, respectively.

The average cost value of the Company's equity portfolio was $6,967,000 and $9,737,000 during 2002 and 2001, respectively.

Regarding interest rate risk, the value of the Company's fixed-maturity investment portfolio will increase or decrease in an inverse relationship with fluctuations in interest rates while net investment income earned on newly-acquired fixed-maturities increases or decreases in direct relationship with interest rate changes. Management estimates that a 100 basis point increase in interest rates ("rate shock") would have decreased the fair value of its $104.0 million fixed maturity portfolio by approximately 3.2% or $3.3 million at December 31, 2002 and 2.8% or $2.2 million at December 31, 2001. From an income perspective, the Company does not believe rising interest rates present a significant risk, as essentially all of the Company's policy liabilities bear fixed rates. However, approximately 45% of policy liabilities contain provisions permitting interest or benefit adjustments at the discretion of the Boards of Directors of the Insurance Subsidiaries. The Company's cash flow testing (described below) indicates that overall profitability will generally be enhanced in rising interest rate scenarios. From a liquidity perspective, the Company's fixed rate policy liabilities have been relatively insensitive to interest rate fluctuations. Accordingly, the Company believes gradual increases in interest rates do not present a significant liquidity exposure. The Company monitors economic conditions on a regular basis and manages this interest rate risk primarily by adjusting the duration of its fixed-maturity portfolio. Historically, the Company has maintained conservative durations in its fixed-maturity portfolio. At December 31, 2002 cash and fixed-maturity investments with maturities of less than five years equaled approximately 60% of total policy liabilities. Notwithstanding the foregoing, if interest rates rise significantly in a short timeframe, there can be no assurance that the life insurance industry, including the Company, would not experience increased levels of surrenders and reduced sales, and thereby be materially adversely affected.

Interest expense on the Company's debt varies quarterly and is therefore also subject to interest rate risk. For its commercial bank debt, the Company elects the lower of the prime lending rate or the one-month LIBOR rate plus 2.75%. For its related party debt, the interest rate is the higher of 6% or the commercial bank prime lending rate plus 1%. At December 31, 2002, the weighted average rate on the Company's $7,779,168 of borrowings was 4.64%. The Company believes its current liquidity position and profitability levels are adequate to guard against this interest rate risk.

In addition to the measures described above, the Life Insurance Subsidiaries comply with the NAIC promulgated Standard Valuation Law ("SVL") which specifies minimum reserve levels and prescribes methods for determining them, with the intent of enhancing solvency. The SVL also requires the Company to perform annual cash flow testing for its Life Insurance Subsidiaries. This testing is designed to ensure that statutory reserve levels will maintain adequate protection in a variety of potential interest rate scenarios. The Actuarial Standards Board of the American Academy of Actuaries also requires cash flow testing as a basis for the actuarial opinion on the adequacy of the reserves which is a required part of the annual statutory reporting process.

Cash flow testing projects cash inflows from assets and cash outflows for liabilities in various assumed economic and yield curve scenarios. This is a dynamic process, whereby the performance of the assets and liabilities is directly related to the scenario assumptions. (An example would involve the credited interest rate on annuity products and how such rates vary depending upon projected earnings rates, which are based upon asset performance under a particular economic scenario.)

The Life Insurance Subsidiaries' most recent cash flow testing, which was completed in February 2003, involved a review of two basic measures. The first was the value of free market surplus, which is defined as the difference between the projected market value of assets and liabilities at the end of the analysis period (typically 10-20 years). Deficits could indicate the need for corrective action depending upon the severity and the number of scenarios in which a deficit appeared. A second measure involved distributable earnings. Negative earnings for extended durations might impair the ability of the Life Insurance Subsidiaries to continue without exhausting surplus. Again, depending upon severity and frequency, corrective measures might be needed. Based on results of the testing, no corrective measures were indicated at the current time. However, such testing is ongoing and dynamic in nature and future events in the interest and equity markets or a significant change in the composition of Life Insurance Subsidiaries' business could negatively impact testing results and require the initiation of corrective measures.

Any necessary corrective measures could take one or more forms. The duration of existing assets might not match well with those of the liabilities. Certain liabilities, such as those associated with indemnity accident and health, short-term disability and group dental products, are short-term in nature and are best matched with cash and short-term investments. By contrast, whole life insurance, which involves lifetime obligations, is usually best matched by longer duration maturities. In the event there are insufficient assets of these types, a repositioning of the investment portfolio might be undertaken.

Initially balanced durations do not guarantee positive future results. Asset type, quality, and yield will vary depending upon the economic scenario tested. Liabilities will be similarly affected. Projected reinvestment yields may cause overall yields to fall below those required to support projected liabilities. In that event, portfolio realignment might involve the type, quality and yield of investments rather than duration. Alternatively, additional reserve amounts could be allocated to cover any future shortfalls.

The above discussion centers around asset management. Other possible corrective measures might involve liability realignment. The Company's marketing plan could be modified to emphasize certain product types and reduce others. New business levels could be varied in order to find the optimum level. Management believes that the Company's current liquidity, current bond portfolio maturity distribution and cash flow from operations give it substantial resources to administer its existing business and fund growth generated by direct sales.

## Historical Information

The consolidated financial statements of Citizens Financial Corporation and its subsidiaries have been prepared by the Company. The Company has responsibility for the financial information presented and has applied judgment to the information available, made estimates, and given due consideration to materiality in preparing the financial statements and other financial information in this Annual Report.

The financial statements, in the opinion of the management, present fairly the financial position of Citizens Financial Corporation and its subsidiaries and the results of their operations, changes in stockholders' equity and cash flows for the stated dates and periods in conformity with appropriate generally accepted accounting principles. These financial statements have been audited by the Company's independent auditors, Ernst & Young LLP, whose report on their audits is included in this Annual Report.

The Company maintains accounting systems and related controls and communicates policies and procedures designed to provide reasonable, but not absolute, assurance that the financial records are reliable for preparing financial statements, provide appropriate information for management of the business, and maintain accountability for assets. Due regard has been given to the necessary balance between the cost of systems of internal control and the benefits derived.

The outside members of the Board of Directors of Citizens Financial Corporation meet annually in private session with the independent auditors to review the auditor's comments on the Company's systems and controls.

## Forward-Looking Information

All statements, trend analyses and other information contained in this report relative to markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things:

- the market value of the Company's investments, including stock market performance and prevailing interest rate levels (see the Cash Flow and Liquidity section of Management's Discussion and Analysis of Financial Condition and Results of Operations);
- customer and agent response to new products, distribution channels and marketing initiatives, including exposure to unrecoverable advanced commissions;
- mortality, morbidity, lapse rates, and other factors which may affect the profitability of the Company's insurance products;
- regulatory changes or actions, including those relating to regulation of insurance products and insurance companies;
- ratings assigned to the Company and its subsidiaries by independent rating organizations which the Company believes are important to the sale of its products;
- general economic conditions and increasing competition which may affect the Company's ability to sell its products;
- the Company's ability to achieve anticipated levels of operating efficiencies and meet cash requirements based upon projected liquidity sources;
- unanticipated adverse litigation outcomes; and
- changes in the Federal income tax laws and regulations which may affect the relative tax advantages of some of the Company's products.

There can be no assurance that other factors not currently anticipated by management will not also materially and adversely affect the Company's results of operations

# SELECTED FINANCIAL DATA

| Year Ended December 31 | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **RESULTS OF OPERATIONS** | | | | | |
| Premiums and other considerations | $ 38,479,150 | $ 28,744,376 | $ 23,822,424 | $ 20,844,828 | $ 18,371,628 |
| Investment and other income, net | 6,093,036 | 6,530,372 | 6,291,309 | 6,042,945 | 5,229,888 |
| Policy benefits and reserve change | 31,878,748 | 22,989,732 | 19,400,397 | 17,038,433 | 13,936,902 |
| Commissions, expense, amortization, net | 13,247,015 | 11,824,589 | 10,676,953 | 10,007,817 | 8,798,175 |
| Segment profit (loss) | (553,577) | 460,427 | 36,383 | (158,477) | 866,439 |
| Realized investment gains (losses), net | (2,469,768) | (7,911,829) | 1,180,879 | 9,375,339 | 3,675,489 |
| Interest expense | 305,715 | 532,962 | 769,132 | 553,017 | 468,268 |
| Cumulative effect – accounting change | – | (311,211) | – | – | – |
| Income tax expense (benefit) | (757,000) | (2,090,000) | 210,000 | 2,225,000 | 774,000 |
| NET INCOME (LOSS) | $ (2,572,060) | $ (6,205,575) | $ 238,130 | $ 6,438,845 | $ 3,299,660 |
| NET INCOME (LOSS) APPLICABLE TO COMMON STOCK | $ (2,572,060) | $ (6,205,575) | $ 238,130 | $ 6,438,845 | $ 3,020,010 |
| NET INCOME (LOSS) PER SHARE: | | | | | |
| Before accounting change | $ (1.50) | $ (3.39) | $ 0.14 | $ 3.59 | $ 2.31 |
| Basic | $ (1.50) | $ (3.57) | $ 0.14 | $ 3.59 | $ 2.31 |
| Diluted | $ (1.50) | $ (3.57) | $ 0.14 | $ 3.59 | $ 1.82 |
| **FINANCIAL POSITION** | | | | | |
| Total assets | $ 148,441,532 | $ 136,597,083 | $ 135,538,006 | $ 137,980,030 | $129,499,123 |
| Notes payable | $ 7,779,168 | $ 7,095,834 | $ 8,000,000 | $ 8,500,000 | $ 6,510,000 |
| Shareholders' equity | $ 17,757,632 | $ 20,002,483 | $ 23,274,109 | $ 28,036,457 | $ 21,745,281 |
| Shareholders' equity per share | $ 10.53 | $ 11.65 | $ 13.24 | $ 15.86 | $ 12.06 |
| **INVESTMENTS** | | | | | |
| Average cash and invested assets | $ 117,460,459 | $ 112,982,243 | $ 121,807,002 | $115,045,517 | $ 98,436,023 |
| Average equity portfolio (cost basis) | $ 6,966,585 | $ 9,736,625 | $ 20,017,915 | $ 20,650,875 | $ 14,529,633 |
| Investment income yield | 4.8% | 5.6% | 4.9% | 5.1% | 5.3% |
| Change in unrealized investment gains (losses), net of tax | $ 466,654 | $ 3,019,188 | $ (4,896,265) | $ 243,355 | $ 484,618 |
| **LIFE INSURANCE DATA** | | | | | |
| Premiums | $ 28,948,728 | $ 19,362,994 | $ 14,553,493 | $ 12,443,385 | $ 10,657,675 |
| Insurance in force, net at end of period | $696,520,000 | $703,288,000 | $706,044,000 | $646,439,000 | $634,578,000 |
| **HEALTH INSURANCE DATA** | | | | | |
| Premiums | $ 9,530,422 | $ 9,381,382 | $ 9,268,931 | $ 8,401,443 | $ 7,713,953 |
| Benefits ratio | 69.5% | 67.9% | 66.7% | 65.2% | 65.4% |

Note: See Management's Discussion and Analysis for additional information relevant to the above data. The above amounts include results from acquisitions: National Affiliated Investors Life Insurance Company (reinsurance assumption), Citizens Insurance Company and United Liberty Life Insurance Company from the dates of their acquisition in 2000, 1999 and 1998, respectively.



Suite 2100
400 West Market Street
Louisville, Kentucky 40202

Phone: 502 585 1400
Fax: 502 584 4221

The Shareholders and Board of Directors
Citizens Financial Corporation

We have audited the accompanying consolidated balance sheets of Citizens Financial Corporation and subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Financial Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Louisville, Kentucky
March 14, 2003

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

# CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| December 31 | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Investments: | | |
| Securities available-for-sale, at fair value: | | |
| Fixed maturities (amortized cost of $101,161,174 and $75,872,277 in 2002 and 2001, respectively) | $ 103,953,815 | $ 77,534,516 |
| Equity securities (cost of $7,108,735 and $7,055,402 in 2002 and 2001, respectively) | 7,761,892 | 8,116,958 |
| Investment real estate | 3,252,424 | 3,438,345 |
| Mortgage loans on real estate | – | 156,000 |
| Policy loans | 4,239,128 | 4,136,649 |
| Short-term investments | 632,381 | 652,192 |
| Total Investments | 119,839,640 | 94,034,660 |
| Cash and cash equivalents | 6,699,171 | 18,433,626 |
| Accrued investment income | 1,330,036 | 1,390,550 |
| Reinsurance recoverable | 2,886,256 | 2,755,680 |
| Premiums receivable | 215,759 | 215,520 |
| Property and equipment | 2,767,763 | 2,862,727 |
| Deferred policy acquisition costs | 9,915,288 | 8,579,423 |
| Value of insurance acquired | 3,617,602 | 4,177,907 |
| Goodwill | 755,782 | 755,782 |
| Federal income tax receivable | 250,158 | 2,854,933 |
| Other assets | 164,077 | 536,275 |
| Total Assets | $ 148,441,532 | $136,597,083 |

See Notes to Consolidated Financial Statements.

| December 31 | 2002 | 2001 |
|---|---|---|
| **LIABILITIES** | | |
| Policy liabilities: | | |
| Future policy benefits | $ 102,649,565 | $ 89,337,560 |
| Policyholder deposits | 15,743,293 | 15,917,731 |
| Policy and contract claims | 1,797,195 | 1,442,356 |
| Unearned premiums | 247,625 | 252,730 |
| Other | 277,955 | 289,400 |
| Total Policy Liabilities | 120,715,633 | 107,239,777 |
| Note payable – bank | 5,779,168 | 7,095,834 |
| Note payable – related party | 2,000,000 | -- |
| Accrued expenses and other liabilities | 1,851,467 | 1,748,753 |
| Deferred federal income tax | 337,632 | 510,236 |
| Total Liabilities | 130,683,900 | 116,594,600 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, 6,000,000 shares authorized; 1,686,828 and 1,716,815 shares issued and outstanding in 2002 and 2001, respectively | 1,686,828 | 1,716,815 |
| Additional paid-in capital | 7,176,480 | 7,285,938 |
| Accumulated other comprehensive income | 2,223,759 | 1,757,105 |
| Retained earnings | 6,670,565 | 9,242,625 |
| Total Shareholders' Equity | 17,757,632 | 20,002,483 |
| Total Liabilities and Shareholders' Equity | $ 148,441,532 | $ 136,597,083 |

See Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues: | | | |
| Premiums and other considerations | $ 39,722,589 | $ 29,969,756 | $ 24,834,809 |
| Premiums ceded | (1,243,439) | (1,225,380) | (1,012,385) |
| Net premiums earned | 38,479,150 | 28,744,376 | 23,822,424 |
| Net investment income | 5,665,596 | 6,274,143 | 5,993,362 |
| Net realized investment gains (losses) | (2,469,768) | (7,911,829) | 1,180,879 |
| Other income | 427,440 | 256,229 | 297,947 |
| Total Revenues | 42,102,418 | 27,362,919 | 31,294,612 |
| Policy Benefits and Expenses: | | | |
| Policyholder benefits | 19,210,582 | 17,537,817 | 16,881,624 |
| Policyholder benefits ceded | (1,340,821) | (1,129,446) | (1,074,788) |
| Net benefits | 17,869,761 | 16,408,371 | 15,806,836 |
| Increase in net benefit reserves | 13,226,999 | 5,846,674 | 2,705,133 |
| Interest credited on policyholder deposits | 781,988 | 734,687 | 888,428 |
| Commissions | 7,394,498 | 6,414,289 | 5,047,274 |
| General expenses | 6,246,475 | 6,145,361 | 5,775,093 |
| Interest expense | 305,715 | 532,962 | 769,132 |
| Policy acquisition costs deferred | (2,712,796) | (3,177,040) | (1,832,617) |
| Amortization expense: | | | |
| Deferred policy acquisition costs | 1,445,740 | 1,279,485 | 539,062 |
| Value of insurance acquired | 560,305 | 706,773 | 766,498 |
| Goodwill | — | 96,013 | 78,014 |
| Depreciation expense | 312,793 | 359,708 | 303,629 |
| Total Policy Benefits and Expenses | 45,431,478 | 35,347,283 | 30,846,482 |
| Income (Loss) before income tax and cumulative effect of a change in accounting principle | (3,329,060) | (7,984,364) | 448,130 |
| Income Tax Expense (Benefit) | (757,000) | (2,090,000) | 210,000 |
| Income (Loss) before cumulative effect of a change in accounting principle | (2,572,060) | (5,894,364) | 238,130 |
| Cumulative effect - prior years (since January 1, 1999) accounting for embedded options | — | (311,211) | — |
| Net Income (Loss) | $ (2,572,060) | $(6,205,575) | $ 238,130 |
| Per Share Amounts: | | | |
| Income (Loss) before cumulative effect of a change in accounting principle | $ (1.50) | $ (3.39) | $ 0.14 |
| Cumulative effect - prior years (since January 1, 1999) accounting for embedded options | — | (0.18) | — |
| Net Income (Loss) | $ (1.50) | $ (3.57) | $ 0.14 |

See Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Comprehensive Income (Loss) Total |
|---|---|---|---|---|---|
| Balance at January 1, 2000 | $ 1,767,215 | $ 7,736,201 | $ 3,322,971 | $ 15,210,070 | |
| Net Income | | | | 238,130 | $ 238,130 |
| Net unrealized appreciation of available-for-sale securities | | | (4,896,265) | | (4,896,265) |
| Comprehensive loss | | | | | $ (4,658,135) |
| Common stock repurchases | (9,000) | (95,213) | | | |
| Balance at December 31, 2000 | $ 1,758,215 | $ 7,640,988 | $(1,573,294) | $ 15,448,200 | |
| Net loss before cumulative effect of a change in accounting principle | | | | (5,894,364) | $ (5,894,364) |
| Cumulative effect – prior years accounting for embedded options | | | 311,211 | (311,211) | – |
| Net unrealized appreciation of available-for-sale securities | | | 3,019,188 | | 3,019,188 |
| Comprehensive loss | | | | | $ (2,875,176) |
| Common stock repurchases | (41,400) | (355,050) | | | |
| Balance at December 31, 2001 | $ 1,716,815 | $ 7,285,938 | $ 1,757,105 | $ 9,242,625 | |
| Net Loss | | | | (2,572,060) | $ (2,572,060) |
| Net unrealized appreciation of available-for-sale securities | | | 466,654 | | 466,654 |
| Comprehensive loss | | | | | $ (2,105,406) |
| Common stock repurchases | (29,987) | (109,458) | | | |
| Balance at December 31, 2002 | $ 1,686,828 | $ 7,176,480 | $ 2,223,759 | $ 6,670,565 | |

See Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash Flows from Operations: | | | |
| Net income (loss) | $ (2,572,060) | $ (6,205,575) | $ 238,130 |
| Adjustments reconciling to cash from operations: | | | |
| Increase in benefit reserves | 13,296,995 | 5,979,218 | 1,810,331 |
| Increase (decrease) in claim liabilities | 354,839 | (374,591) | 305,543 |
| (Increase) decrease in reinsurance recoverable | (130,576) | (68,933) | 920,602 |
| Interest credited on policyholder deposits | 781,762 | 734,687 | 888,428 |
| Provision for amortization and depreciation, net of deferrals | (393,958) | (735,061) | (145,414) |
| Amortization of premium and accretion of discount on securities purchased, net | 26,712 | (138,180) | 54,094 |
| Net realized investment (gains) losses | 2,469,768 | 7,911,829 | (1,180,879) |
| (Increase) decrease in accrued investment income | 60,514 | (62,060) | (183,044) |
| Change in other assets and liabilities | 468,709 | (391,533) | (434,302) |
| Deferred income tax expense (benefit) | (413,000) | 923,000 | (1,545,000) |
| (Increase) decrease in federal income taxes receivable | 2,604,775 | (1,490,431) | (1,195,000) |
| Cumulative effect - change in accounting principle | — | 311,211 | — |
| Net Cash provided by (used in) Operations | 16,554,480 | 6,393,581 | (466,511) |
| Cash Flows from Investment Activities: | | | |
| Securities available-for-sale: | | | |
| Purchases – fixed maturities | (69,026,797) | (18,440,196) | (14,302,398) |
| Purchases – equity securities | (13,333,227) | (13,909,021) | (77,517,925) |
| Sales – fixed maturities | 43,724,194 | 13,210,562 | 14,362,095 |
| Sales – equity securities | 10,922,498 | 13,829,235 | 81,928,028 |
| Investment management and brokerage account fees | (48,716) | (177,786) | (680,654) |
| Short-term investments sold (acquired), net | 19,811 | (41,813) | (29,954) |
| Additions to real estate | — | (154,262) | (139,232) |
| Additions to property and equipment, net | (31,908) | (40,392) | (1,065,533) |
| Net cash received for insurance business and subsidiary acquisitions | — | — | 1,976,855 |
| Other investing activities, net | (102,479) | 168,763 | (43,476) |
| Net Cash provided by (used in) Investment Activities | (27,876,624) | (5,554,910) | 4,487,806 |
| Cash Flows from Financing Activities: | | | |
| Policyholder deposits | 741,863 | 1,006,892 | 866,778 |
| Policyholder withdrawals | (1,698,063) | (2,205,095) | (2,785,603) |
| Proceeds from additional borrowings | 2,000,000 | — | — |
| Payments on notes payable – bank | (1,316,666) | (904,166) | (500,000) |
| Repurchase of common stock | (139,445) | (396,450) | (104,213) |
| Repayment of brokerage advances | — | — | (100,884) |
| Net Cash used in Financing Activities | (412,311) | (2,498,819) | (2,623,922) |
| Net Increase (Decrease) in Cash and Cash Equivalents | (11,734,455) | (1,660,148) | 1,397,373 |
| Cash and Cash Equivalents at Beginning of Period | 18,433,626 | 20,093,774 | 18,696,401 |
| Cash and Cash Equivalents at End of Period | $ 6,699,171 | $ 18,433,626 | $ 20,093,774 |

See Notes to Consolidated Financial Statements.

## Note 1—NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Presentation. The accompanying consolidated financial statements include the accounts of Citizens Financial Corporation and its wholly owned subsidiaries: Citizens Security Life Insurance Company ("Citizens Security"), United Liberty Life Insurance Company ("United Liberty"), Citizens Insurance Company ("Citizens Insurance"), and Corporate Realty Service, Inc. ("Corporate Realty"). These entities are collectively hereinafter referred to as the "Company". United Liberty, and (effective January 31, 2001) Citizens Insurance, are also wholly owned subsidiaries of Citizens Security. All significant intercompany accounts and transactions are eliminated in consolidation. Certain balances in prior years have been reclassified to conform to current year classifications.

Nature of Operations. The Company engages primarily in the business of life insurance, annuities and accident and health insurance through Citizens Security and United Liberty ("the Life Insurance Subsidiaries"). The Life Insurance Subsidiaries offer life, fixed-rate annuity and accident and health insurance products to individuals and groups through independent agents. Citizens Insurance was acquired during 1999 (see Note 2) and is licensed as a property and casualty insurer in six states. The Company is planning to offer home service fire and casualty insurance coverage; however, Citizens Insurance currently has no business inforce. Corporate Realty manages the Company's real estate along with two other properties affiliated with the Company's Chairman.

The individual life insurance products currently offered by the Life Insurance Subsidiaries consist of traditional whole life insurance and universal life insurance policies. Citizens Security also sells group life and accidental death and dismemberment policies. The fixed-rate annuity products offered by Citizens Security consist of flexible premium deferred annuities, life policy annuity riders, and single premium deferred annuities. Citizens Security's individual accident and health insurance products provide coverage for monthly income during periods of hospitalization, scheduled reimbursement for specific hospital and surgical expenses and cancer treatments, and lump sum payments for accidental death or dismemberment, while the group accident and health products provide coverage for short and long-term disability, income protection and dental procedures.

Citizens Security is licensed to sell products in the District of Columbia and 20 states primarily located in the South and Southeast. United Liberty is licensed to sell products in 23 states primarily located in the South, Midwest, and West. United Liberty's ongoing sales efforts are focused primarily in nine states where Citizens Security is not licensed.

The Life Insurance Subsidiaries market their portfolio of products through the personal producing general agent distribution system and presently have approximately 3,500 sales representatives. Many of these also represent other insurance carriers. Approximately 600 of the agents specialize in the home service market while approximately 800 are Preneed representatives who market through funeral homes. These markets consist primarily of individuals who desire whole life policies with policy limits typically below $10,000.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments. The Company classifies fixed maturities and equity securities as "available-for-sale". Available-for-sale securities are carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of applicable deferred taxes and adjustments to related deferred policy acquisition costs. Mark-to-market accounting is used for equity options embedded in convertible bonds and all other derivatives. Changes in the fair value of derivatives are reported currently as realized gains or losses.

We periodically evaluate whether the declines in fair value of our investments are other-than-temporary. Our evaluation consists of a review of qualitative and quantitative factors, including analysis of the company's competitive position in its markets, deterioration in the financial condition of the issuer, downgrades of the security by a rating agency, and other publicly available issuer-specific news or general market conditions. For investments in companies with no quoted market price, we consider similar qualitative and quantitative factors and also take into account the cost of the investment, the type of investment, subsequent purchases of the same or similar investments, the current financial position and operating results of the company invested in, and such other factors as may be relevant. Declines in fair values of securities deemed to be other-than-temporary are included in net income as realized investment losses. Determining what constitutes an other-than-temporary decline involves significant judgment. Declines in fair value below cost not considered other-than-temporary in the current period could be considered other-than-temporary in a future period and reduce earnings to the extent of the write-down.

For purposes of computing realized gains and losses on fixed maturities and equity securities sold, the carrying value is determined using the specific identification method. Mortgage loans and policy loans are carried at unpaid balances. Investment real estate is carried at depreciated cost. Short term investments, which consist of certificates of deposit and treasury bills, are carried at cost which approximates fair value. Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase and are also carried at cost which approximates fair value.

Deferred Policy Acquisition Costs. Commissions and other policy acquisition costs which vary with, and are primarily related to, the production of new insurance contracts are deferred, to the extent recoverable from future policy revenues and gross profits, and amortized over the life of the related contracts. See Premiums, Benefits and Expenses regarding amortization methods.

Property and Equipment. Property and equipment, including the home office building, are carried at cost less accumulated depreciation, using principally the straight line method of depreciation. Accumulated depreciation at December 31, 2002 was $2,361,180 ($2,333,330 at December 31, 2001).

Goodwill and Value of Insurance Acquired. Goodwill represents the excess of purchase price of purchased subsidiaries, over amounts assigned (based on estimated fair values at the date of acquisition) to the identifiable net assets acquired. Effective January 1, 2002, the Company discontinued amortizing goodwill and began testing for potential impairment of goodwill on an annual basis. Prior to 2002, the

Company amortized goodwill over 10 to 20 years using the straight-line method. At December 31, 2002 and 2001, accumulated amortization was $412,861.

Value of insurance acquired is recorded for the estimated value assigned to the insurance in force of the purchased subsidiaries at the dates of acquisition. The assigned value is amortized over the expected remaining life of the insurance in force using methods consistent with that used for amortization of policy acquisition costs (as described under Premiums, Benefits and Expenses). At December 31, 2002, accumulated amortization was $5,678,772 ($5,118,467 at December 31, 2001).

Benefit Reserves and Policyholder Deposits. Traditional life and accident and health insurance products include those contracts with fixed and guaranteed premiums and benefits and consist principally of whole-life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. Reserves on such policies are based on assumed investment yields which range from 6% to 7%. Reserves on traditional life and accident and health insurance products are determined using the net level premium method based on future investment yields, mortality, withdrawals, and other assumptions, including dividends on participating policies. Such assumptions are based on past experience and include provisions for possible unfavorable deviation.

Benefit reserves and policyholder contract deposits on universal life, other interest-sensitive life products and investment-type products are determined using the retrospective deposit method and consist of policy account balances, before deducting surrender charges, which accrue to the benefit of the policyholder.

Participating insurance business constituted approximately 6% of ordinary life insurance inforce at December 31, 2002, 2001 and 2000, and 1%, 4%, and 4% of annualized ordinary life premium inforce at December 31, 2002, 2001, and 2000, respectively. Participating dividends are determined at the discretion of the Board of Directors.

Reserves on insurance policies acquired by purchase are based on assumptions considered appropriate as of the date of purchase. Assumed investment yields for such acquired policies range from 5.5% to 9.0%.

Premiums, Benefits and Expenses. Premiums for traditional individual life (including Preneed) and accident and health policies are reported as earned when due. Benefit claims (including an estimated provision for claims incurred but not reported), benefit reserve changes and expenses (except those deferred) are charged to expense as incurred. Deferred policy acquisition costs related to traditional life and accident and health policies are charged to expense over the life of the policy using methods and assumptions consistent with those used in estimating liabilities for future policy benefits. In determining whether a premium deficiency exists on short-duration policies, management does not give consideration to investment income.

Revenues for universal life and investment-type products consist of investment income and policy charges for the cost of insurance, policy initiation, administrative surrender fees and investment income. Expenses include interest credited to policy account balances, incurred administrative expenses and benefit payments in excess of policy account balances. Deferred policy acquisition costs related to universal life and investment-type products are amortized in relation to the incidence of expected gross profits over the life of the policies. Expected gross profits are reviewed at each reporting period, and to the extent actual experience varies from that previously assumed, the effects of such variances are recorded in the current period.

Liabilities for Policy Claims. Policy claim liabilities are based on known liabilities plus estimated future liabilities developed from trends of historical data applied to current exposures. These liabilities are closely monitored and adjustments for changes in experience are made in the period identified.

Federal Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under GAAP and balances determined for tax reporting purposes.

Earnings Per Share. Basic earnings per share amounts are based on the weighted average number of common shares outstanding during the year.

## Note 2—ACQUISITIONS

On July 7, 2000, the Company acquired, through an assumption reinsurance agreement, 100% of the inforce business of National Affiliated Investors Life Insurance Company ("NAIL") for a net cash purchase price of approximately $355,000. The acquisition was coordinated through the National Organization of Life and Health Guaranty Associations. The acquired business consisted primarily of individual life insurance with policy reserves and annual premium of approximately $3,500,000 and $300,000, respectively.

On October 14, 1999, the Company acquired 100% of the stock of Citizens Insurance (formerly Kentucky Insurance Company) from an unaffiliated insurance holding company (the "Citizens Insurance Acquisition"). Citizens Insurance is licensed as a property and casualty insurance company in six states and has approximately $3.6 million of statutory capital and surplus; however, it currently has no insurance operations. The aggregate purchase price for the Citizens Insurance Acquisition was approximately $3,550,000 (including net costs associated with the acquisition of approximately $50,000).

## Note 3—INVESTMENTS

The cost and fair value of investments in fixed maturities and equity securities are shown below. The cost amounts are adjusted for amortization of premium and accretion of discount on fixed maturities and for write-downs of securities whose decline in value is believed to be other than temporary.

| December 31, 2002 | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value (Carrying Value) |
|---|---|---|---|---|
| Fixed Maturities: | | | | |
| U.S. Government obligations | $ 39,440,067 | $ 1,241,430 | $ 7,864 | $ 40,673,633 |
| Corporate securities | 51,650,022 | 1,876,778 | 683,232 | 52,843,568 |
| Mortgage-backed securities | 10,071,085 | 371,403 | 5,874 | 10,436,614 |
| Total | $101,161,174 | $ 3,489,611 | $ 696,970 | $103,953,815 |
| Equity Securities | $ 7,108,735 | $ 845,055 | $ 191,898 | $ 7,761,892 |
| **December 31, 2001** | | | | |
| Fixed Maturities: | | | | |
| U.S. Government obligations | $ 26,038,744 | $ 637,535 | $ 95,265 | $ 26,581,014 |
| Corporate securities | 47,435,636 | 1,341,524 | 366,107 | 48,411,053 |
| Mortgage-backed securities | 2,397,897 | 144,637 | 85 | 2,542,449 |
| Total | $ 75,872,277 | $ 2,123,696 | $ 461,457 | $ 77,534,516 |
| Equity Securities | $ 7,055,402 | $ 1,243,333 | $ 181,777 | $ 8,116,958 |

The fair values for investments in fixed maturities and equity securities are based on quoted market prices, where available. For investments in fixed maturities and equity securities not actively traded, fair values are estimated using values obtained from independent pricing services.

The annual change in net unrealized investment appreciation or depreciation, at December 31, 2002, 2001 and 2000, and the amount of net realized investment gain or loss included in net income for the respective years then ended are shown below. The 2002 change in net unrealized appreciation for fixed maturities shown below is after recognizing the January 1, 2001 pretax transition adjustment of approximately $471,532, as described in Note 16.

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Fixed maturities: | | | |
| Change in net unrealized appreciation | $ 1,130,402 | $ 2,303,205 | $ (1,655,112) |
| Net realized gain (loss) | $ (228,710) | $ (1,260,392) | $ 1,061,089 |
| Equity securities: | | | |
| Change in net unrealized appreciation | $ (408,399) | $ 2,160,985 | $ (5,812,184) |
| Net realized gain (loss) | $ (2,241,058) | $ (6,651,737) | $ 119,790 |

The amortized cost and fair value of investments in fixed maturities at December 31, 2002, by contractual maturity are shown below. Expected maturities for investments in fixed maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, sometimes without prepayment penalties.

| December 31, 2002 | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 14,753,468 | $ 14,881,072 |
| Due after one year through five years | 49,355,130 | 50,889,915 |
| Due after five years through ten years | 17,894,409 | 18,475,601 |
| Due after ten years | 9,087,082 | 9,270,613 |
| Subtotal | 91,090,089 | 93,517,201 |
| Mortgage-backed securities | 10,071,085 | 10,436,614 |
| Total | $ 101,161,174 | $ 103,953,815 |

Gross gains of $555,169, $463,679, and $2,268,554 and gross losses of $819,705, $1,778,519, and $1,127,299 were realized on the sale of available-for-sale fixed maturities during 2002, 2001, and 2000, respectively. Included in gross realized losses during 2002, 2001, and 2000 are net adjustments to the carrying value of available-for-sale fixed maturities of $501,399, $739,000, and $912,000 respectively, relating to declines in value which were considered by management to be other than temporary. Net realized gains from the sale of fixed maturities have been increased (decreased) by $35,826, $63,492, and $(80,166) in 2002, 2001, and 2000 respectively, due to amortization of deferred policy acquisition costs. In addition, net realized gains from the sale of fixed maturities have been reduced by $8,744 in 2001 for incentive fees earned by the portfolio manager.

Gross gains of $1,814,053, $1,378,585, and $16,764,844 and gross losses of $4,093,424, $8,245,943, and $16,740,314 were realized on the sale of available-for-sale equity securities during 2002, 2001 and 2000. Included in gross realized losses during 2002, 2001, and 2000 are adjustments to the carrying value of available-for-sale equity securities of $753,953, $1,533,000, and $5,733,000 respectively, relating to declines in value which were considered by management to be other than temporary. Net realized gains from the sale of equity securities have been increased by $47,936, $252,534, and $302,629 in 2002, 2001, and 2000 respectively, due to amortization of deferred policy acquisition costs. In addition, net realized gains from the sale of available-for-sale equity securities have been reduced by $9,623, $36,913, and $207,369 in 2002, 2001, and 2000, respectively, for incentive and management fees earned by the portfolio manager.

Net unrealized appreciation of available-for-sale securities is summarized as follows:

| December 31 | 2002 | 2001 |
|---|---|---|
| Net appreciation on available-for-sale: | | |
| Fixed maturities | $ 2,792,641 | $ 1,662,239 |
| Equity securities | 653,157 | 1,061,556 |
| Adjustment of deferred policy acquisition costs | (76,468) | (61,515) |
| Deferred income taxes | (1,145,571) | (905,175) |
| Net unrealized appreciation | $ 2,223,759 | $ 1,757,105 |

Investment management services are provided by a firm affiliated with certain board members and shareholders of the Company – see Note 15 - Related Party Transactions.

Major categories of investment income are summarized as follows:

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Fixed maturities | $ 4,985,779 | $ 4,785,712 | $ 4,410,640 |
| Equity securities | 269,695 | 284,922 | 397,552 |
| Investment real estate | 223,822 | 239,762 | 107,969 |
| Mortgage loans on real estate | 9,328 | 14,033 | 14,887 |
| Policy loans | 254,693 | 258,135 | 239,199 |
| Short-term investments and other | 216,602 | 1,014,971 | 1,138,318 |
| Subtotal | 5,959,919 | 6,597,535 | 6,308,565 |
| Investment expense | (294,323) | (323,392) | (315,203) |
| Net investment income | $ 5,665,596 | $ 6,274,143 | $ 5,993,362 |

The Company limits credit risk by diversifying its investment portfolio among government and corporate fixed maturities and common and preferred equity securities. It further diversifies these investment portfolios within industry sectors. As a result, management believes that significant concentrations of credit risk do not exist. The following are the only investments (other than the U.S. Governments) comprising more than ten percent of shareholders' equity at December 31, 2002: Clear Channel Communications ($2,977,500), JP Morgan ($2,235,973), and Preferred Term Securities III, Ltd. ($1,952,556). At December 31, 2002, the Company had no investments which had not been income producing for a period of at least twelve months prior to year-end and had approximately $170,000 of fixed maturity securities on non-accrual status at December 31, 2002.

The following table is a reconciliation of the net unrealized gain (loss) arising during the period and the change in net unrealized gains (losses) as reported on the accompanying statements of shareholders' equity.

| Year Ended | Pretax Amount | Tax Expense | Net-of-Tax Amount |
|---|---|---|---|
| **December 31, 2002:** | | | |
| Unrealized loss | $(1,762,718) | $ (599,325) | $(1,163,393) |
| Less: Reclassification adjustment for losses realized in net income | (2,469,768) | (839,721) | (1,630,047) |
| Change in net unrealized gain | $ 707,050 | $ 240,396 | $ 466,654 |
| **December 31, 2001:** | | | |
| Unrealized loss | $(3,593,744) | $(1,391,125) | $ (2,202,619) |
| Less: Reclassification adjustment for gains realized in net income | (7,911,829) | (2,690,022) | (5,221,807) |
| Change in net unrealized gain | $ 4,318,085 | $ 1,298,897 | $ 3,019,188 |

As an income generation strategy, the Company takes certain option positions, generally on equity securities or related market indices and on equity options embedded in convertible bonds. Although such positions may be covered by actual securities owned or offsetting options, hedge accounting is not used. Accordingly, all such positions are marked to market and changes in value reported as realized gains or losses. During 2002, option purchases totaled approximately $822,000 and related net realized gains totaled approximately $63,000. At December 31, 2002 net option positions outstanding had a market value of $60,000, with an associated 2002 realized loss recorded of $36,000. Approximately $7,000 of these positions contain market risk of loss beyond the recorded value.

Pursuant to requirements of certain state insurance departments, the Company has investments with a carrying value of $52,701,872, at December 31, 2002, placed on deposit at various financial institutions which are restricted from withdrawal without prior regulatory approval.

The Company owns the building and land which it currently occupies. At December 31, 2002 and 2001, the Company occupied approximately 31% and 29% respectively, of the building with the remaining space leased or available for lease to third-party tenants. The accompanying financial statements reflect the proportionate Company occupied share of the building and related operating expense as property and equipment and general expense, respectively. The remaining portion is reflected as investment real estate and as a reduction of investment income, respectively. Accumulated depreciation at December 31, 2002 and 2001 on the investment real estate portion of the building was $1,153,634 and $1,041,432, respectively.

The Company leases office space to third-party tenants under noncancellable lease agreements. Future minimum rental income is $527,000, $373,000, $287,000, $64,000 and $6,000 for years 2003 through 2007, respectively.

## Note 4—VALUE OF INSURANCE ACQUIRED

The value of insurance acquired is an asset which represents the present value of future profits on business acquired, using interest rates of 6.6% to 9%. Balances outstanding relate primarily to the purchase of United Liberty and two additional companies which have been merged into Citizens Security (Integrity National Life Insurance Company and Old South Life Insurance Company) along with the NAIL total of $355,360 added during 2000. An analysis of the value of insurance acquired for the years ended December 31, 2002, 2001 and 2000 is as follows:

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of year | $4,177,907 | $4,884,680 | $ 5,295,818 |
| Business acquired | — | — | 355,360 |
| Accretion of interest | 253,996 | 296,964 | 312,002 |
| Amortization | (814,301) | (1,003,737) | (1,078,500) |
| Balance at end of year | $3,617,602 | $4,177,907 | $ 4,884,680 |

Amortization of the value of insurance acquired (net of interest accretion) in each of the following five years will be approximately: 2003 - $480,000; 2004 - $423,000; 2005 - $382,000; 2006 - $338,000, and 2007 - $298,000.

## Note 5—DEBT

Debt consists of the following:

| December 31 | 2002 | 2001 |
|---|---|---|
| Commercial bank, due 2007 | $5,779,168 | $7,095,834 |
| Related party, due 2007 | 2,000,000 | – |
| Total | $7,779,168 | $7,095,834 |

The Company's outstanding commercial bank borrowings relate primarily to various insurance company acquisitions. Interest is payable quarterly at the lower of the bank's prime lending rate or the one month LIBOR rate plus 2.75%. Scheduled principal installments are due as follows: 2003 and 2004 - $1,316,667; 2005 and 2006 - $1,416,666; and 2007 - $312,502. However, the loan agreement for the bank notes contains covenants regarding asset acquisitions, shareholder equity and dividends, and maintenance of a debt to earnings ratio. Due to losses incurred during 2002, the Company did not meet one of the covenants (debt to earnings ratio), although the lender has waived this covenant violation through December 31, 2002. Since the Company is not assured of meeting this covenant throughout 2003, the full loan balance of $5,779,168 can be considered payable within one year. Although the Company does not expect the full balance to be called during 2003, it believes such an obligation could be met through a refinancing arrangement or sale of selected assets or a block of insurance business. The Company has pledged the issued and outstanding common and preferred stock of Citizens Security as collateral for the commercial bank notes.

During 2002, the Company borrowed $2,000,000 from its Chairman. These funds were used to purchase redeemable preferred stock of the Company's subsidiary, Citizens Security, thereby strengthening the statutory capital and surplus of Citizens Security. Interest on the debt is payable quarterly by the Company at an annual rate equal to the greater of 6.00% or the prime lending rate plus 1%. The outstanding principal is callable upon 90 days notice or otherwise due on June 30, 2005, except however, under terms of a subordination agreement between the Chairman and the Company's commercial bank, repayment is prohibited until all outstanding commercial bank borrowings are repaid.

Cash paid for interest on debt was $412,719, $635,594, and $771,095 during 2002, 2001 and 2000, respectively.

## Note 6—EARNINGS AND DIVIDENDS PER SHARE

The following table sets forth the computation of earnings (losses) per share. No dividends were paid or accrued for 2002, 2001, or 2000.

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Numerators: | | | |
| Income (Loss) before cumulative effect of a change in accounting principle | $(2,572,060) | $(5,894,364) | $ 238,130 |
| Cumulative effect of a change in accounting principle | — | (311,211) | — |
| Net Income (Loss) | $(2,572,060) | $(6,205,575) | $ 238,130 |
| Denominator: | | | |
| Weighted average common shares | 1,711,627 | 1,740,360 | 1,761,882 |
| Earnings (Loss) Per Share: | | | |
| Income (Loss) before cumulative effect of change in accounting principle | $(1.50) | $(3.39) | $0.14 |
| Cumulative effect of a change in accounting principle | — | (0.18) | — |
| Net Income (Loss) | $(1.50) | $(3.57) | $0.14 |

## Note 7—INCOME TAXES

Income taxes consist of the following:

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current tax expense (benefit) | $ (344,000) | $(3,013,000) | $ 1,755,000 |
| Deferred tax expense (benefit) | (413,000) | 923,000 | (1,545,000) |
| Income tax expense (benefit) | $ (757,000) | $(2,090,000) | $ 210,000 |

Tax expense includes a current state and local income tax provision (benefit) of $(36,000), $(230,000), and $350,000 in 2002, 2001, and 2000 respectively. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under GAAP and balances determined for tax reporting purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2002 and 2001 are as follows:

| December 31 | 2002 | 2001 |
|---|---|---|
| Deferred Tax Liabilities: | | |
| Value of insurance acquired | $ 1,229,985 | $ 1,420,488 |
| Deferred policy acquisition costs | 1,922,754 | 1,487,291 |
| Net unrealized gains on available-for-sale securities | 1,145,571 | 905,175 |
| Other | 635,594 | 550,565 |
| Total deferred tax liabilities | 4,933,904 | 4,363,519 |
| Deferred Tax Assets: | | |
| Policy and contract reserves | 3,343,789 | 2,676,602 |
| Fixed maturities and equity securities | 912,329 | 1,161,536 |
| Real estate | 548,668 | 548,668 |
| Alternative minimum tax credit carryforwards | 201,918 | 196,761 |
| Net operating and capital loss carryforwards | 707,298 | 82,420 |
| Other | 256,767 | 248,035 |
| Total deferred tax assets | 5,970,769 | 4,914,022 |
| Valuation allowance for deferred tax assets | (1,374,497) | (1,060,739) |
| Net deferred tax assets | 4,596,272 | 3,853,283 |
| Net deferred tax assets (liabilities) | $ (337,632) | $ (510,236) |

The following is a reconciliation of the federal statutory rate, to the tax at the Company's effective income tax rate:

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Tax at the statutory rate | $(1,132,000) | $(2,714,700) | $ 152,400 |
| Change in valuation allowance | 314,000 | (358,500) | 585,800 |
| Small life deduction | 106,000 | 1,141,100 | (276,300) |
| State and local income tax | (36,000) | (165,200) | 233,600 |
| Surtax exemption and other | (2,000) | 24,000 | (446,100) |
| Dividend exclusion | (7,000) | (16,700) | (39,400) |
| Tax at the effective rate | $ (757,000) | $(2,090,000) | $ 210,000 |

Income taxes paid (refunded) in 2002, 2001, and 2000 were $(3,065,000), $(1,293,000), and $3,100,000, respectively. The Company has $328,000 of net operating loss carryforwards and $1,752,000 of capital loss carryforwards which expire in years 2016 and 2017. The change in the valuation allowance is due principally to the limitation in the recovery of prior year taxes at the full statutory rate.

Under the tax law in effect prior to 1984, a portion of income of Citizens Security was not taxed when earned. It was accumulated in a tax account known as policyholders' surplus. Under the provisions of the Deficit Reduction Act of 1984, policyholders' surplus accounts were frozen at their December 31, 1983 balance of $859,000 for Citizens Security on a merged basis. Distributions from the policyholders' surplus would be subject to income tax. At December 31, 2002, Citizens Security could have paid additional dividends of approximately $22,400,000 before paying tax on any part of its policyholders' surplus accounts. No provision has been made for the related deferred income taxes which total $292,000, based on current tax rates as of December 31, 2002.

## Note 8—STATUTORY ACCOUNTING PRACTICES AND SHAREHOLDERS' EQUITY

The Insurance Subsidiaries are domiciled in Kentucky and prepare their statutory-basis financial statements in accordance with statutory accounting practices ("SAP") prescribed or permitted by the Kentucky Department of Insurance ("KDI"). "Prescribed" statutory accounting practices include state insurance laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. Effective January 1, 2001, the NAIC revised its Accounting Practices and Procedures Manual in a process referred to as Codification. The KDI has adopted the revised manual, which has changed, to some extent, prescribed statutory accounting practices which the Insurance Subsidiaries use to prepare their statutory-basis financial statements. The primary statutory changes affecting the Insurance Subsidiaries are establishment of deferred income taxes, recognizing as realized losses securities impairments considered other than temporary, recording an allocable share of the Company's accrued employee benefit obligations, and revision of the statutory equity method of accounting which now precludes a parent insurer from recording as income, its share of undistributed subsidiary earnings. Effective January 1, 2001, the Insurance Subsidiaries recorded a net deferred tax benefit from Codification of $1,750,000, partially offset by approximately $228,000 of accrued employee benefit obligations.

Statutory-basis net income and capital and surplus for the Company's combined insurance operations, for the three years ended December 31, 2002, are shown below. These amounts are combined totals for Citizens Security, United Liberty, and Citizens Insurance, with adjustments to eliminate intercompany holdings and activity.

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net Income (Loss) | $ (1,663,236) | $ (3,762,603) | $ 1,961,792 |
| Capital and Surplus | $ 9,903,639 | $ 9,687,289 | $ 11,694,494 |

Principal differences between SAP and GAAP include: a) costs of acquiring new policies are generally deferred and amortized for GAAP; b) value of insurance inforce acquired is established as an asset for GAAP; c) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions for GAAP; d) the change in SAP deferred income taxes associated with timing differences is recorded directly to equity rather than as a component of net income as required for GAAP; e) assets and liabilities of acquired companies are adjusted to their fair values at acquisition with the excess purchase price over such fair values recorded as goodwill under GAAP; f) available-for-sale fixed maturity investments are reported at fair value with unrealized gain and losses reported as a separate component of shareholders' equity for GAAP; and g) statutory asset valuation reserves and interest maintenance reserves are not required for GAAP.

Statutory restrictions limit the amount of dividends which the insurance companies may pay. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (a) 10% of statutory shareholder's surplus as of the preceding December 31, or (b) statutory net operating income for the preceding year. During 2002, the Company purchased $2,000,000 of redeemable preferred stock from Citizens Security, as further described in Note 5. During 2001, the Company contributed the stock of Citizens Insurance and $150,000 to Citizens Security. The statutory value of the contributed Citizens Insurance stock was $3,540,555. Citizens Security contributed the $150,000 received from the Company to Citizens Insurance. During 2000, with appropriate prior regulatory approval, Citizens Security redeemed $1,200,000 of its outstanding preferred stock from the Company. United Liberty paid dividends to Citizens Security of $214,000, $292,000 and $200,000 during 2002, 2001, and 2000 respectively. The Insurance Subsidiaries must each maintain $1,250,000 of capital and surplus, the minimum required for insurance companies domiciled in Kentucky. The KDI imposes minimum risk-based capital ("RBC") requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances and various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its required authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Based on RBC computations as of December 31, 2002, the Insurance Subsidiaries each have statutory capital which is well in excess of minimum regulatory requirements.

## Note 9—SEGMENT INFORMATION

The Company's operations are managed along five principal insurance product lines: Home Service Life, Broker Life, Preneed Life, Dental, and Other Health. Products in all five lines are sold through independent agency operations. Home Service Life consists primarily of traditional life insurance coverage sold in amounts of $10,000 and under to middle and lower income individuals. This distribution channel is characterized by a significant amount of agent contact with customers throughout the year. Broker Life product sales consist primarily of simplified issue and graded-benefit policies in amounts of $10,000 and under. Other products in this segment which are not aggressively marketed include: group life, universal life, annuities and participating life coverages. Preneed Life products are sold to individuals in connection with prearrangement of their funerals and include single premium and multi-pay policies with coverages generally in amounts of $10,000 and less. These policies are generally sold to older individuals at increased premium rates. Dental products are term coverages generally sold to small and intermediate size employer groups. Other Health products include various accident and health coverages sold to individuals and employer groups.

Segment information as of December 31, 2002, 2001 and 2000, and for the years then ended is as follows:

### Revenue:

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Home Service Life | $ 9,260,097 | $ 9,290,120 | $ 9,036,005 |
| Broker Life | 5,964,089 | 6,497,286 | 6,328,884 |
| Preneed Life | 19,706,136 | 9,974,405 | 5,345,930 |
| Dental | 8,209,257 | 8,025,375 | 7,933,598 |
| Other Health | 1,432,607 | 1,487,562 | 1,469,316 |
| Segment Totals | 44,572,186 | 35,274,748 | 30,113,733 |
| Net realized investment gains (losses) | (2,469,768) | (7,911,829) | 1,180,879 |
| Total Revenue | $ 42,102,418 | $ 27,362,919 | $ 31,294,612 |

Below are the net investment income amounts which are included in the revenue totals above.

### Net Investment Income:

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Home Service Life | $ 1,790,949 | $ 2,053,995 | $ 2,028,680 |
| Broker Life | 2,178,667 | 2,579,117 | 2,538,610 |
| Preneed Life | 1,592,356 | 1,514,638 | 1,298,434 |
| Dental | 24,896 | 35,312 | 39,289 |
| Other Health | 78,728 | 91,081 | 88,349 |
| Segment Totals | $ 5,665,596 | $ 6,274,143 | $ 5,993,362 |

The Company evaluates performance based on several factors, of which the primary financial measure is segment profit. Segment profit represents pretax earnings, determined in accordance with the accounting policies described in Note 1, except net realized investment gains and interest expense are excluded. A significant portion of the Company's realized investment gains and losses are generated from investments in equity securities.

**Segment Profit (Loss):**

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Home Service Life | $ 275,809 | $ 382,723 | $ 200,479 |
| Broker Life | (265,488) | 74,960 | 299,777 |
| Preneed Life | (670,349) | (264,488) | (827,265) |
| Dental | 297,740 | 256,385 | 331,206 |
| Other Health | (191,289) | 10,847 | 32,186 |
| Segment Totals | (553,577) | 460,427 | 36,383 |
| Net realized investment gains (losses) | (2,469,768) | (7,911,829) | 1,180,879 |
| Interest expense | 305,715 | 532,962 | 769,132 |
| Income (Loss) before income tax and cumulative effect of a change in accounting principle | $(3,329,060) | $(7,984,364) | $ 448,130 |

Depreciation and amortization amounts below consist of amortization of the value of insurance acquired, deferred policy acquisition costs and goodwill, along with depreciation expense.

**Depreciation and Amortization:**

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Home Service Life | $ 750,811 | $ 873,529 | $ 723,255 |
| Broker Life | 482,049 | 678,446 | 506,016 |
| Preneed Life | 983,848 | 779,199 | 350,758 |
| Dental | 61,480 | 68,866 | 61,286 |
| Other Health | 40,650 | 41,939 | 45,888 |
| Segment Totals | $ 2,318,838 | $ 2,441,979 | $ 1,687,203 |

Segment asset totals are determined based on policy liabilities outstanding in each segment.

**Assets:**

| December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Home Service Life | $ 45,219,971 | $ 44,818,038 | $ 45,577,255 |
| Broker Life | 53,874,949 | 54,954,194 | 57,721,008 |
| Preneed Life | 46,739,831 | 34,138,535 | 29,421,677 |
| Dental | 660,334 | 726,728 | 799,496 |
| Other Health | 1,946,447 | 1,959,588 | 2,018,570 |
| Total Assets | $148,441,532 | $136,597,083 | $135,538,006 |

## Note 10—QUARTERLY FINANCIAL DATA (Unaudited)

Below is selected consolidated quarterly financial data for each of the two years in the period ended December 31, 2002.

| Year 2002 | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| Segment Revenue | $ 9,776,888 | $ 11,018,089 | $ 12,427,634 | $ 11,349,575 |
| Investment gains (losses), net | (328,401) | (1,468,150) | (701,218) | 28,001 |
| Total Revenue | $ 9,448,487 | $ 9,549,939 | $ 11,726,416 | $ 11,377,576 |
| Segment Profit (Loss) | $ (57,314) | $ (646,672) | $ 90,388 | $ 60,021 |
| Investment gains (losses), net | (328,401) | (1,468,150) | (701,218) | 28,001 |
| Interest expense | 81,228 | 78,176 | 74,649 | 71,662 |
| Income tax expense (benefit) | (70,000) | (345,000) | (213,000) | (129,000) |
| Net Income (Loss) | $ (396,943) | $ (1,847,998) | $ (472,479) | $ 145,360 |
| Net Income (Loss) Per Share | $ (0.23) | $ (1.08) | $ (0.27) | $ 0.08 |

| Year 2001 | 1st Quarter* | 2nd Quarter* | 3rd Quarter* | 4th Quarter |
|---|---|---|---|---|
| Segment Revenue | $ 8,453,433 | $ 8,935,430 | $ 9,039,850 | $ 8,846,035 |
| Investment gains (losses), net | 171,896 | (3,469,996) | (3,100,898) | (1,512,831) |
| Total Revenue | $ 8,625,329 | $ 5,465,434 | $ 5,938,952 | $ 7,333,204 |
| Segment Profit (Loss) | $ 328,901 | $ (99,095) | $ 132,237 | $ 98,384 |
| Investment gains (losses), net | 171,896 | (3,469,996) | (3,100,898) | (1,512,831) |
| Interest expense | 171,651 | 143,050 | 127,504 | 90,757 |
| Income tax expense (benefit) | 86,000 | (972,000) | (810,000) | (394,000) |
| Net Income (Loss) before cumulative effect of change in accounting | 243,146 | (2,740,141) | (2,286,165) | (1,111,204) |
| Cumulative effect from prior years accounting for embedded options | (311,211) | – | – | – |
| Net Loss | $ (68,065) | $(2,740,141) | $(2,286,165) | $(1,111,204) |
| Net Loss Per Share | $ (0.04) | $ (1.57) | $ (1.32) | $ (0.64) |

* Net Loss for the quarters ended March 31, June 30, and September 30, 2001 has been restated from amounts previously reported in the Company's Form 10-Qs. The restated amounts reflect correction of policy benefit reserves and related deferred acquisition costs for the Preneed Life segment. In addition, corresponding income taxes have been revised for the Preneed Life change and to reflect the actual effective tax rate applicable for the year. The effect of the restatement for the first three quarters of 2001 was to increase earnings and per share amounts (i.e. decrease Net Loss) as follows:

| 2001 Revisions | Pretax Income | Income Tax Benefit | Net Income | Earnings per Share |
|---|---|---|---|---|
| First quarter | $ 137,701 | $ 2,000 | $ 139,701 | $ 0.08 |
| Second quarter | $ 180,022 | $ 27,000 | $ 207,022 | $ 0.11 |
| Third quarter | $ 159,011 | $ 24,000 | $ 183,011 | $ 0.10 |

## Note 11—REINSURANCE

The Company currently follows the general practice of reinsuring that portion of risk on the life of any individual which is in excess of $40,000 for individual policies (under yearly renewable term and coinsurance agreements) and $15,000 for group policies (under a group yearly renewable term agreement). Graded death benefit and simplified issue coverages above $4,000 are generally 50% reinsured, with the Life Insurance Subsidiaries maintaining a maximum $10,000 risk on any one policyholder. Individual and group accidental death coverage and a minor portion of cancer coverage are 100% reinsured. To the extent that reinsuring companies are unable to meet obligations under reinsurance agreements, the Company would remain liable. Reinsurance premiums, expenses, recoveries and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

## Note 12—CONTINGENCIES

United Liberty, which the Company acquired in 1998, is defending an action in an Ohio state court brought by two policyholders. The Complaint refers to a particular class of life insurance policies that United Liberty issued over a period of years ending around 1971. It alleges that United Liberty's dividend payments on these policies from 1993 through 1999 were less than the required amount. It does not specify the amount of the alleged underpayment but implies a maximum of about $850,000. The plaintiffs also allege that United Liberty is liable to pay punitive damages, also in an unspecified amount, for breach of an implied covenant of good faith and fair dealing to the plaintiffs in relation to the dividends. The action has been certified as a class action on behalf of all policyholders who were Ohio residents and whose policies were still in force in 1993. United Liberty has denied the material allegations of the Complaint and is defending the action vigorously. Pre-trial discovery is continuing. United Liberty has filed a motion for summary judgment to which the plaintiffs have not yet responded. At United Liberty's request, an initial mediation session has been completed and negotiations are continuing. As a pre-requisite for the mediation, United Liberty offered to settle the matter for payments over time, which would include attorneys' fees, and which would be contingent upon an exchange or reformation of the insurance policies currently owned by the members of the class. At this stage of the litigation, the Company is unable to determine whether an unfavorable outcome of the action is likely to occur or, alternatively, whether the chance of such an outcome is remote. Therefore, at this time, management has no basis for estimating potential losses, if any. In addition, the Company is party to other lawsuits in the normal course of business. Management believes that recorded claims liabilities are adequate to ensure that these other suits will be resolved without material financial impact to the Company.

## Note 13—FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of financial instruments, and the methods and assumptions used in estimating their fair values, are as follows:

Fixed Maturities: The fair values for fixed maturities are based on quoted market prices, where available. For those fixed maturities which are not actively traded, fair values are estimated using values obtained from independent pricing services. Available-for-sale fixed maturities are carried at fair value in the accompanying statements of financial condition. At December 31, 2002 and 2001, the fair value of available-for-sale fixed maturities was $103,953,815 and $77,534,516, respectively.

Equity Securities: The fair values for equity securities are based on quoted market prices. Equity securities are carried at fair value in the accompanying statements of financial condition. At December 31, 2002 and 2001, the fair value of equity securities was $7,761,892 and $8,116,958, respectively.

Short-Term Investments: The carrying amount of short-term investments approximates their fair value. At December 31, 2002 and 2001, the fair value of short-term investments was $632,381 and $652,192, respectively.

Cash and Cash Equivalents: The carrying amount of cash and cash equivalents approximates their fair value. At December 31, 2002 and 2001, the fair value of cash and cash equivalents was $6,699,171 and $18,433,626, respectively.

Mortgage Loans: The carrying amount of mortgage loans approximates their fair value. At December 31, 2001, the fair value of mortgage loans was $156,000. The Company held no mortgage loans at December 31, 2002.

Policy Loans: The carrying amount of policy loans approximates their fair value. At December 31, 2002 and 2001, the fair value of policy loans was $4,239,128 and $4,136,649, respectively.

Investment Contracts: The carrying amount of investment-type fixed annuity contracts approximates their fair value. At December 31, 2002 and 2001, the fair value of investment-type fixed annuity contracts was $9,805,082 and $9,907,941, respectively.

Notes Payable: The carrying amounts of notes payable approximate their fair values. At December 31, 2002 and 2001, the fair value of notes payable was $7,779,168 and $7,095,834, respectively.

## Note 14—BENEFIT PLANS

The Company has a 401(k) savings plan for its full-time employees. The Company contributes matching contributions at the discretion of its Board of Directors. Company expense associated with this plan totaled $61,037, $57,532, and $46,353 in 2002, 2001 and 2000, respectively.

## Note 15—RELATED PARTY TRANSACTIONS

The Company has various transactions with its President and Chairman of the Board (the "Chairman") or entities he controls. The Chairman provides investment portfolio management for the Company and its subsidiaries through SMC Advisors, Inc. (of which the Chairman is the principal officer, a director, and the sole shareholder). The investment portfolio management contracts provide for total annual fixed fees of $45,000 and incentive compensation equal to five percent (5%) of the sum of the net realized and unrealized capital gains in the fixed maturities and equity securities portfolios of the Company during each contract year. Any excess of net realized and unrealized capital losses over net realized and unrealized capital gains at the end of a contract year is not carried forward to the next contract year. Fixed fees totaled $45,000, $45,000, and $48,000 in 2002, 2001, and 2000, respectively. Incentive fees of $0, $48,168, and $207,369 were incurred and paid for 2002, 2001, and 2000, respectively. The Company also maintains a portion of its investments under a Trust Agreement with a bank controlled by the Chairman. Fees to the bank are based on assets held. Such fees were $100,675, $94,199, and $94,660 in 2002, 2001, and 2000, respectively. The Company also manages certain commercial real estate affiliated with its Chairman. The Company charges the real estate projects management and leasing fees at market rates, which totaled $213,070, $174,746, and $150,672 during 2002, 2001, and 2000, respectively. In December 2002, the Company borrowed $2,000,000 from its Chairman with interest payable quarterly at the greater of 6% per year or the commercial bank prime lending rate plus 1%.

## Note 16—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. This statement requires that all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains or losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. Currently, the Company has not designated any derivatives as hedges. Adoption of SFAS No. 133 resulted in a January 1, 2001 transition adjustment that reduced net income and increased accumulated other comprehensive income in 2001 by approximately $311,000. This adjustment consisted of a pretax total of $471,000 less a $160,000 tax benefit.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement decreased the 2002 net loss approximately $96,000 ($0.06 per share). During 2002, the Company performed an impairment test of goodwill and concluded that no impairment adjustment was necessary.

Below is a proforma illustration of earnings adjusted to exclude goodwill amortization recorded during 2001 and 2000.

| Year Ended December 31 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net Income (Loss) excluding goodwill amortization | $ (2,572,060) | $ (6,109,562) | $ 316,144 |
| Goodwill amortization | – | 96,013 | 78,014 |
| Net Income (Loss) – as reported | $ (2,572,060) | $ (6,205,575) | $ 238,130 |
| Net Income (Loss) per Share: | | | |
| Excluding goodwill amortization | $ (1.50) | $ (3.51) | $ 0.18 |
| As reported | $ (1.50) | $ (3.57) | $ 0.14 |

Total goodwill outstanding at December 31, 2002 is $756,000 with $304,000 allocable to Broker Life, $270,000 to Home Service Life and $182,000 to Preneed Life.

# DIRECTORS AND OFFICERS

## DIRECTORS

**Darrell R. Wells** [1]
Chairman of the Board
General Partner, Security Management Company
Louisville, Kentucky

**John H. Harralson, Jr.** [2]
Southern Publishing, Inc.
Publisher of The Voice Tribune
Louisville, Kentucky

**Lane A. Hersman** [1]
Executive Vice President and Chief Operating Officer
of the Company, and President and Chief Executive Officer
of the Insurance Subsidiaries

**Frank T. Kiley** [1]
Principal, Security Management Company
Louisville, Kentucky

**Earle V. Powell** [2]
Retired, Former President of
Citizens Security
Frankfort, Kentucky

**Thomas G. Ward** [2]
President, Third Kentucky Cellular Corporation
Lexington, Kentucky

**Margaret A. Wells**
Civic Volunteer
Louisville, Kentucky

[1] *Member of Executive Committee*
[2] *Member of Audit Committe*

## OFFICERS

**Darrell R. Wells**
President and Chief Executive Officer [3]

**Lane A. Hersman**
Executive Vice President and Chief Operating Officer [3]
President and Chief Executive Officer [4,5]

**Tonya R. Crawford**
Vice President, Marketing [3]
Senior Vice President, Marketing [4]

**Robert N. Greenwood**
Vice President, Operations [3]
Senior Vice President, Operations [4]

**James L. Head**
Vice President, Administration [3]
Senior Vice President, Administration [4]

**Paul M. Marquess**
Vice President, Agency [3]
Senior Vice President, Agency [4]

**Brent L. Nemec**
Vice President
Chief Financial Officer and Treasurer [3]
Senior Vice President
Chief Financial Officer and Treasurer [4,5]

**Thomas D. Mueller**
Vice President, Special Projects [3]
Senior Vice President, Special Projects [4,5]

**Len E. Schweitzer**
Corporate Secretary [3]
Vice President, Accounting [4,5]

**Cheryl S. Glenn**
Vice President, Underwriting [4]

**Nedra D. Mills**
Vice President, Claims and
Group Administration [4]

[3] *Citizens Financial Corporation*
[4] *Citizens Security Life Insurance Company and United Liberty Life Insurance Company*
[5] *Citizens Insurance Company*

## Capital Stock

The authorized capital stock of the Company consists of 6,000,000 shares of Class A Stock ("Class A Stock") and 500,000 shares Class B Stock ("Class B Stock"), all without par value. The Board of Directors of the Company is authorized to create one or more series of Class B Stock and to fix and determine the designation and number of the shares and the relative rights (including any voting rights) and preferences of the shares of each such series. During 2002, the Company repurchased 29,987 shares of its Class A Stock at an average price of $4.65 per share. As of March 25, 2003 there were about 2,500 holders of record of the Class A Stock.

## Market Price of Stock and Shareholder Dividends

The Class A Stock is eligible for quotation on the National Association of Securities Dealers, Inc.'s NASDAQ Small-Cap Market (NASDAQ) under the trading symbol CNFL. Trading activity has been limited. The following table summarizes quarterly high and low bid quotations for the Class A Stock in 2002 and 2001 as reported by NASDAQ. Such quotations reflect inter-dealer prices and do not include retail markup, markdown, or commission, and may not represent actual transactions.

| Quarter Ended | Bid Quotations for Class A Stock High Bid | Low Bid |
|---|---|---|
| December 31, 2002 | $ 5.260 | $ 3.350 |
| September 30, 2002 | $ 8.000 | $ 3.800 |
| June 30, 2002 | $ 8.900 | $ 7.500 |
| March 31, 2002 | $ 9.000 | $ 8.050 |
| December 31, 2001 | $ 9.750 | $ 8.100 |
| September 30, 2001 | $ 10.000 | $ 8.600 |
| June 30, 2001 | $ 10.875 | $ 9.350 |
| March 31, 2001 | $ 11.500 | $ 10.375 |

The Board of Directors of the Company has not adopted a dividend payment policy; however, dividends must necessarily depend upon the Company's earnings and financial condition, applicable legal restrictions, and other factors relevant at the time the Board of Directors considers a dividend policy. No dividends were declared on the Class A stock during 2002 or 2001. The Company is subject to a loan agreement covenant that prevents it from paying dividends on the Class A Stock without the consent of the lender except to the extent it can meet certain requirements relating to the ratio of its outstanding borrowings compared to income before capital gains and losses, interest expense, amortization, depreciation and income tax expense. As of January 1, 2003, the bank loan covenant precludes the Company from paying any dividends. Statutory restrictions limit the amount of dividends which the Insurance Subsidiaries may pay, as discussed in Note 8 of the Notes to Consolidated Financial Statements. For 2003, the maximum amounts of dividends that United Liberty and Citizens Insurance may pay without regulatory approval are $215,000 and $62,000, respectively. Citizens Security is unable to pay such a dividend.

### *Corporate Headquarters*

The Marketplace
12910 Shelbyville Road
Louisville, Kentucky 40243
(502) 244-2420
(800) 843-7752

### *Mailing Address*

P.O. Box 436149
Louisville, Kentucky 40253-6149

### *Stock Listing*

Exchange: NASDAQ
Symbol: CNFL

### *Stock Transfer Agent*

StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003-1385
(800) 733-1121 – Telephone
(610) 649-7302 – Facsimile

### *Annual Meeting*

Shareholders are cordially invited to attend the Citizens Financial Corporation Annual Meeting of Shareholders which will be held on Thursday, May 22, 2003 at 4:00 p.m. at The Marketplace – 3rd Floor, 12910 Shelbyville Road, Louisville, Kentucky.

### *Corporate Counsel*

Wyatt, Tarrant & Combs, LLP
Louisville, Kentucky

### *Independent Auditors*

Ernst & Young LLP
Louisville, Kentucky

### *Shareholder Relations*

Additional copies of this Annual Report, interim reports, or the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to the Company.

THE
MARKETPLACE
AT MIDDLETOWN



*A Citizens Financial Corporation and Subsidiaries Property*

Citizens Financial Corporation

The Marketplace

12910 Shelbyville Road

P.O. Box 436149

Louisville, Kentucky 40253-6149

502-244-2420